SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               SCHEDULE 13D/A
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 6)*

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                             Richard A. Lumpkin
                            121 South 17th Street
                              Mattoon, Illinois
                                217-235-3366
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                               March 10, 2000
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or
   (4), check the following box:   [__].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


   1. Name of Reporting Person / I.R.S. Identification No. of Above Person (Entities Only)

        Richard A. Lumpkin

   2.   Check the appropriate box if a member of a group:       (a)   [x]





   CUSIP No.   582266 10 2          13D/A                          Page 2


                                                                (b)   [x]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:              687,254 See Item 5.

   8.   Shared Voting Power:          3,086,012 See Item 5.

   9.   Sole Dispositive Power:         687,254 See Item 5.

   10.  Shared Dispositive Power:     3,086,012 See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      3,773,266 See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      2.4%      See Item 5.

   14.  Type of Reporting Person:     IN





   CUSIP No.   582266 10 2          13D/A                          Page 3


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

             On July 26, 1999, the Company paid a stock dividend that effected a two-for-one split of its outstanding Common Stock. Common Stock information in this statement has been adjusted to reflect the stock split.

             This statement also relates to options granted to Richard A. Lumpkin and Steven L. Grissom to purchase Common Stock (see Item 3).

   Item 2.   Identity and Background.

             This statement is being filed by Richard A. Lumpkin, individually and as trustee or settlor of the respective trusts listed opposite his name in Item 5 below, (each person listed being a "Reporting Person").

             The name, residence or business address and present principal occupation or employment of each of the Former CCI Shareholders (as defined in Item 5 below), including the Reporting Person, are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Former CCI Shareholders (including the Reporting Person) is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. The Reporting Person has not, and, to the knowledge of the Reporting Person, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Except as indicated below, Richard A. Lumpkin individually, and trusts of which the respective Reporting Person is trustee or settlor (or has power under the applicable trust agreement to direct the vote and investments) as indicated in Item 5 below (the "Trusts"), acquired the shares of Common Stock set forth opposite the Reporting Person's name in Item 5 below in exchange for shares of common stock,





   CUSIP No.   582266 10 2          13D/A                          Page 4


   Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), on September 24, 1997 pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

             On September 24, 1997, Steven L. Grissom was granted a four year employee stock option by the Company to purchase 50,000 shares of Common Stock, at a price of $12.25 per share. This option vests in four equal installments; the option with respect to 12,500 shares vested on each of September 24, 1998 and 1999.

             On December 3, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 80,000 shares of Common Stock at a price of $17.25 per share. This option vests in four equal installments; the option with respect to 20,000 shares vested on each of September 25, 1998 and 1999.

             On December 22, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 10,000 shares of Common Stock at a price of $17.625 per share. This option vests in four equal installments; the option with respect to 2,500 shares vested on each of December 22, 1998 and 1999.

             On December 22, 1997, Steven L. Grissom was granted an employee stock option by the Company to purchase 10,000 shares of Common Stock at a price of $12.125 per share. This option vests in four equal installments; the option with respect to 2,500 shares vested on October 12, 1999.

             On December 31, 1998, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 80,000 shares of Common Stock at a price of $14.875 per share. This option vests in four equal installments; the option with respect to 20,000 shares vested on December 31, 1999.

             On December 31, 1998, Steven L. Grissom was granted an employee stock option by the Company to purchase 10,000 shares of Common Stock at a price of $14.875 per share. This option vests in four equal installments; the option with respect to 2,500 shares vested on December 31, 1999.

             On January 7, 2000, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 25,000 shares of Common Stock at a price of $52.563 per share. This option vests in full on January 7, 2003.

             Pursuant to the terms of the Richard A. Lumpkin 1993 Grantor Retained Annuity Trust of which Benjamin I. Lumpkin and Elizabeth A.





   CUSIP No.   582266 10 2          13D/A                          Page 5


   Lumpkin were trustees, the Trust terminated on December 31, 1997, and one-half of the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to each of the Benjamin I. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, and the Elizabeth A. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, of which Benjamin I. Lumpkin and Elizabeth L. Celio are trustees.

             Pursuant to the terms of the Mary Lee Sparks 1993 Grantor Retained Annuity Trust, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed directly to the beneficiaries.

             Pursuant to the terms of the Margaret L. Keon 1993 Grantor Retained Annuity Trust, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to the beneficiaries.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust.

             On July 23, 1998, 622,254 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

             On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust.

             On October 27, 1998, an aggregate of 3,640,000 shares of Common Stock were distributed by the Gallo Trusts to the individual beneficiaries of the respective Trusts. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts of which that person is sole trustee. On or about October 28, 1998, the trustees of the charitable remainder unitrusts named Steven L. Grissom as agent with respect to the sale of shares from those trusts.





   CUSIP No.   582266 10 2          13D/A                          Page 6


             On November 13, 1998, Robert J. Currey resigned as a trustee under the six 1990 Personal Income Trusts established by Margaret L. Keon, the two 1990 Personal Income Trusts established by Richard Anthony Lumpkin and the four 1990 Personal Income Trusts established by Mary Lee Sparks, each dated April 20, 1990 (the "1990 Personal Income Trusts"), and Steven L. Grissom became a trustee of those trusts. On or about November 23, 1998, the trustees of the 1990 Personal Income Trusts named Richard A. Lumpkin as agent with respect to the sale of shares from those trusts.

             On January 4, 1999, Steven L. Grissom acquired 806 shares of Common Stock at approximately $27.90 per share, pursuant to the Company's Employee Stock Purchase Plan.

             On April 14, 1999, Elizabeth L. Celio and Benjamin I. Lumpkin each contributed 25,000 shares of Common Stock from their respective Holdback Trusts to their respective charitable remainder trusts.

             On November 30, 1999, Bank One, Texas, NA, of Dallas, Texas was removed as trustee of each of the 12 Gallo Trusts, and United States Trust Company of New York ("US Trust") was appointed as trustee of those trusts.

             On November 30, 1999, Bank One, Texas, NA, of Dallas, Texas was removed as trustee of each of the 12 Grandchildren's Trusts, and US Trust was appointed as trustee of those trusts.

             On January 3, 2000, Steven L. Grissom acquired 1,588 shares of Common Stock at approximately $14.18 per share, pursuant to the Company's Employee Stock Purchase Plan.

             Effective February 6, 2000, Steven L. Grissom and David R. Hodgman, as trustees of the twelve 1990 Personal Income Trusts, revoked the delegation of sale authority that they had granted to Richard A. Lumpkin in November 1998. Effective February 7, 2000, Steven L. Grissom and David R. Hodgman, as trustees, delegated to Richard A. Lumpkin trading authority over all equity interests in the Company, including the Common Stock, held in the Richard Anthony Lumpkin 1990 Personal Income Trust for the benefit of Elizabeth Arabella Lumpkin dated April 20, 1990 and the Richard Anthony Lumpkin 1990 Personal Income Trust for the benefit of Benjamin Iverson Lumpkin dated April 20, 1990.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Gallo Trusts held for the benefit of a child of Mary Lee Sparks. Accordingly, Richard A. Lumpkin no longer has or shares





   CUSIP No.   582266 10 2          13D/A                          Page 7


   voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Grandchildren's Trusts held for the benefit of a child of Mary Lee Sparks. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the 1970 Trust held for the benefit of Mary Lee Sparks and her family. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by such trust.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Gallo Trusts held for the benefit of a child of Margaret L. Keon. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Grandchildren's Trusts held for the benefit of a child of Margaret L. Keon. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the 1970 Trust held for the benefit of Margaret L. Keon and her family. Accordingly, Richard A. Lumpkin no longer has or shares





   CUSIP No.   582266 10 2          13D/A                          Page 8


   voting or investment power with respect to Common Stock held by such trust.

             Effective February 15, 2000, Mary Lee Sparks named Steven L. Grissom as agent with respect to the sale of shares held by her individually, and Margaret L. Keon named Steven L. Grissom as agent with respect to the sale of shares held by the Margaret Lumpkin Keon Trust dated May 13, 1978.

             Effective March 16, 2000 Gail G. Lumpkin's 622,254 shares of McLeodUSA were transferred to the Gail G. Lumpkin Trust dated
   December 14, 1985. Until her death on March 17, 2000, she was the trustee of the trust. Subsequent to her death, Richard A. Lumpkin became the trustee.

   Item 4.   Purpose of Transaction.

             The Trusts and the Reporting Person acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Subject to the restrictions on disposition of Common Stock which is subject to the provisions of the Amended Stockholders' Agreements described below, any or all of the shares of Common Stock beneficially owned by each of the 1990 Personal Income Trusts for the benefit of children of Richard A. Lumpkin of which Steven L. Grissom is a trustee may be sold or otherwise disposed of from time to time. As a result of the Amended Stockholders' Agreements, effective March 10, 2000, Mary Lee Sparks and various trusts established by her or for the benefit of her descendants ceased to be subject to any contractual restrictions on disposition of Common Stock, and any or all of the shares of Common Stock beneficially owned by her or such trusts may be sold or otherwise disposed of from time to time. The Reporting Person has no other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below for a description of the Amended Stockholders' Agreements.

             On May 12, 1999, the 1990 Personal Income Trusts and the Margaret Lumpkin Keon Trust, dated May 13, 1978 (collectively, the "Selling Stockholders") sold shares of Common Stock pursuant to a registered stock offering (See Item 5). In connection with the offering, the Selling Stockholders entered into an underwriting agreement on May 12, 1999 (the "Underwriting Agreement") with other stockholders of the Company, including certain Other Principal Stockholders (defined below) and Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of certain underwriters (the "Underwriters"). Under the terms of the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option to purchase up





   CUSIP No.   582266 10 2          13D/A                          Page 9


   to an aggregate of 560,308 shares of Common Stock to cover over-allotments of the securities sold to the Underwriters by the Selling Stockholders and other sellers pursuant to the Underwriting Agreement. The option expired on June 11, 1999 without being exercised. The Underwriting Agreement is incorporated by reference to Exhibit 1.1 of the Company's Form S-3/A, filed by the Company on May 12, 1999.

   Item 5.   Interest in Securities of Issuer.

             (a) Individually and as trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below (or by virtue of investment powers delegated to him as agent for sale of Shares), Richard A. Lumpkin beneficially owns an aggregate of 3,773,266 shares of Common Stock, (including 65,000 shares of Common Stock issuable upon the exercise of Mr. Lumpkin's employee stock options that are exercisable within 60 days), which represents approximately 2.4% of the 160,512,447 shares of Common Stock reported by the Company as outstanding on March 17, 2000.

             The former shareholders of CCI who acquired shares of Common Stock pursuant to the Merger Agreement or who received distributions of shares of Common Stock prior to September 25, 1998 (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., ("MHC"), IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "1997 Principal Stockholders"), entered into a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (the "1997 Stockholders' Agreement"). The 1997 Stockholders' Agreement ceased to be effective on or about May 18, 1999.

             IES Investments Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders (collectively, the "1998 Principal Stockholders") were, together with the Company, parties to a Stockholders' Agreement, dated as of November 18, 1998 , which was amended and restated as of December 17, 1999, to, among other changes, add Alliant Energy Corporation ("AEC") and other affiliates of IES as parties (as so amended, the "1998 Stockholders' Agreement"). On January 7, 1999, the Company, IES Investments Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and Gail G. Lumpkin entered into a Stockholders' Agreement with M/C Investors L.L.C. and Media/ Communications Partners III Limited Partnership, which was likewise amended and restated as of December 17, 1999, to, among other changes, add AEC and other affiliates of IES as parties (as so amended, the "1999 Stockholders' Agreement" and, together with the 1998 Stockholders' Agreement, the "Stockholders' Agreements"). On or about January 26, 1999, the other former CCI shareholders who are parties to the 1998 Stockholders' Agreement, along with certain permitted transferees, also became parties to the 1999 Stockholders' Agreement.





   CUSIP No.   582266 10 2          13D/A                         Page 10


             Effective March 10, 2000, both the Stockholders' Agreements were further amended and restated (as so amended and restated, the "Amended Stockholders' Agreements") to remove as parties to the agreements Mary Lee Sparks and Margaret L. Keon and the following trusts established by them or for the benefit of their descendants:

        Margaret L. Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978.

        Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978.

        US Trust, as Trustee of the ten Gallo Trusts, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks,
        Christina Louise Sparks, and John Woodruff Sparks.

        US Trust, as Trustee of the ten Grandchildren's Trusts, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

        US Trust, as Trustee of two trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Margaret Anne Keon and Mary Lee Sparks.

        David R. Hodgman and Steven L. Grissom, as Trustees of ten 1990 Personal Income Trusts established by Margaret L. Keon and Mary Lee Sparks, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

             The parties to the Stockholders' Agreements comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, insofar as is known to the Reporting Person, the parties that remain subject to the Stockholders' Agreements beneficially owned as of April 14, 2000, a total of 44,436,550 shares of Common Stock (including 2,601,376 shares that AEC has the right to acquire upon exercise of options, and 415,000 and 65,000 shares that Messrs. McLeod and Lumpkin, respectively, have the right to purchase upon exercise of options, within 60 days), which represents approximately 27.7% of the shares of Common Stock outstanding on March 17, 2000.

             The following table sets forth information regarding the shares of Common Stock beneficially owned by the parties that remain subject to the Amended Stockholders' Agreements (including certain shares beneficially owned by Steven L. Grissom). Separately set forth





   CUSIP No.   582266 10 2          13D/A                         Page 11


   below are shares beneficially owned by the Reporting Person and others, which shares are not subject to the terms of the Amended Stockholders' Agreements. Except as indicated, beneficial ownership by the Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table.
   The information shown in the table with respect to each party to the Amended Stockholders' Agreements who is not a Former CCI Shareholder (the "Other Principal Stockholders") is based on the most recent
   Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Person and the Company's final prospectus and proxy statement, filed with the Securities and Exchange Commission (the "Commission") on March 17, 2000. Reference is made to such filings for further information as to such Other Principal Stockholders.


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Richard A. Lumpkin      Gail G. Lumpkin Trust dated              Sole           622,254            0.4
       (trustee)               12/14/85

       US Trust; Richard A.    Richard Adamson Lumpkin                 Shared          109,276            0.0
       Lumpkin (power to          Grandchildren's Trust dated
       direct vote and            9/5/80 f/b/o Benjamin Iverson
       investments)               Lumpkin

       US Trust; Richard A.    Richard Adamson Lumpkin                 Shared          109,276            0.0
       Lumpkin (power to          Grandchildren's Trust dated
       direct vote and            9/5/80 f/b/o Elizabeth
       investments)               Arabella Lumpkin

       US Trust; Richard A.    Trust named for Benjamin Iverson        Shared          617,630            0.4
       Lumpkin (power to          Lumpkin created under the Mary
       direct vote and            Green Lumpkin Gallo Trust
       investments)               Agreement dated December 29,
                                  1989

       US Trust; Richard A.    Trust named for Elizabeth               Shared          617,630            0.4
       Lumpkin (power to          Arabella Lumpkin created under
       direct vote and            the Mary Green Lumpkin Gallo
       investments)               Trust Agreement dated
                                  December 29, 1989

       Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          814,278            0.5
       David R. Hodgman;          Personal Income Trust for the
       Richard A. Lumpkin         Benefit of Benjamin Iverson
       (power to direct sale      Lumpkin dated April 20, 1990
       of shares)





     CUSIP No.   582266 10 2          13D/A                         Page 12


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          814,278            0.5
       David R. Hodgman;          Personal Income Trust for the
       Richard A. Lumpkin         Benefit of Elizabeth Arabella
       (power to direct sale      Lumpkin dated April 20, 1990
       of shares)

       US Trust; Richard A.    Richard Anthony Lumpkin Trust           Shared           3,644             0.0
       Lumpkin (power to          under the Trust Agreement
       direct vote and            dated February 6, 1970
       investments)
       Richard A. Lumpkin      N/A                                      Sole         65,000  (1)          0.0

     (1) Consists of 65,000 shares underlying presently exercisable employee stock options.

   The following shares of Common Stock were beneficially owned by the Other Principal Stockholders as of March 17, 2000:

                                                             Voting and         Number of           Percent of
            Other Principal                                  Dispositive         Shares of          Outstanding
             Stockholders                  Trust                Powers          Common Stock        Common Stock

       Clark E. McLeod and Mary             N/A                Sole and        17,839,360(1)            11.1
       E. McLeod                                                Shared

       Alliant Energy                       N/A                  Sole          19,067,192(2)            11.7
       Corporation
       MHC Investment Company               N/A                  Sole               28,124              0.0

       M/C III, L.L.C. and                  N/A                Sole and          3,728,608              ____
       Media/Communications                                     Shared
       Partner III Limited
       Partnership

     ==============
     *  LESS THAN ONE PERCENT.

   (1) Includes 7,820,460 shares of Common Stock held of record by Mary E. McLeod, Mr. McLeod's wife, over which Mr. McLeod has shared voting power and 460,000 shares of Common Stock held by the McLeod Charitable Foundation for which both Mr. McLeod and Mrs. McLeod are directors and over which both have shared voting





   CUSIP No.   582266 10 2          13D/A                         Page 13


        and dispositive power. Also includes 250,000 shares of Common Stock held by the Clark E. McLeod Unitary Trust and 250,000 shares of Common Stock held by the Mary E. McLeod Unitary Trust for which Mr. McLeod is a trustee and over which Mr. McLeod has shared voting and investment power.

   (2) Includes 2,601,376 shares of Common Stock that Alliant Energy Investments, Inc.(f/k/a IES Investments, Inc.), a wholly owned subsidiary of AEC, has the right to acquire upon exercise of options and 10,401,726 shares of Common Stock of which Alliant Energy Investments, Inc. is the holder of record. Heartland Properties, Inc., a wholly owned subsidiary of Alliant Energy Investments, Inc., is the holder of record of 134,902 shares of Common Stock. LNT Communications LLC, a limited liability company wholly owned by Alliant Energy Resources, Inc., a wholly owned subsidiary of AEC, is the record holder of 5,839,188 shares. Alliant Energy Foundation, Inc., an independently chartered foundation which is affiliated with AEC, is the record holder of 90,000 shares of Common Stock.

             In addition to the shares of Common Stock listed above that remain subject to the Amended Stockholders' Agreements, the following shares are not subject to the provisions of either of the Amended Stockholders' Agreements:

                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       Mary Lee Sparks and     Trust Agreement dated May 13,           Shared          664,418            0.4
       Steven L. Grissom                1978 f/b/o Mary Lee
                                        Sparks

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon (power to direct            Grandchildren's Trust
       vote and investments)            dated 9/5/80 f/b/o
                                        Joseph John Keon III

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon (power to direct            Grandchildren's Trust
       vote and investments)            dated 9/5/80 f/b/o
                                        Katherine Stoddert Keon

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon (power to direct            Grandchildren's Trust
       vote and investments)            dated 9/5/80 f/b/o Lisa
                                        Anne Keon





     CUSIP No.   582266 10 2          13D/A                         Page 14


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon  (power to                  Grandchildren's Trust
       direct vote and                  dated 9/5/80 f/b/o
       investments)                     Margaret Lynley Keon

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon (power to direct            Grandchildren's Trust
       vote and investments)            dated 9/5/80 f/b/o
                                        Pamela Keon Vitale

       US Trust; Margaret L.   Richard Adamson Lumpkin                 Shared          46,706             0.0
       Keon (power to direct            Grandchildren's Trust
       vote and investments)            dated 9/5/80 f/b/o Susan
                                        Tamara Keon DeWyngaert

       US Trust; Mary Lee      Richard Adamson Lumpkin                 Shared          62,252             0.0
       Sparks (power to                 Grandchildren's Trust
       direct vote and                  dated 9/5/80 f/b/o Anne
       investments)                     Romayne Sparks

       US Trust; Mary Lee      Richard Adamson Lumpkin                 Shared          62,252             0.0
       Sparks (power to                 Grandchildren's Trust
       direct vote and                  dated 9/5/80 f/b/o
       investments)                     Barbara Lee Sparks

       US Trust; Mary Lee      Richard Adamson Lumpkin                 Shared          62,252             0.0
       Sparks (power to                 Grandchildren's Trust
       direct vote and                  dated 9/5/80 f/b/o
       investments)                     Christina Louise Sparks

       US Trust; Mary Lee      Richard Adamson Lumpkin                 Shared          62,252             0.0
       Sparks (power to                 Grandchildren's Trust
       direct vote and                  dated 9/5/80 f/b/o John
       investments)                     Woodruff Sparks

       US Trust; Margaret L.   Trust named for Joseph John Keon        Shared          339,382            0.2
       Keon (power to direct            III created under the
       vote and investments)            Mary Green Lumpkin Gallo
                                        Trust Agreement dated
                                        December 29, 1989

       US Trust; Margaret L.   Trust named for Katherine               Shared          339,382            0.2
       Keon (power to direct            Stoddert Keon created
       vote and investments)            under the Mary Green
                                        Lumpkin Gallo Trust
                                        Agreement dated
                                        December 29, 1989





     CUSIP No.   582266 10 2          13D/A                         Page 15


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       US Trust; Margaret L.   Trust named for Lisa Anne Keon          Shared          109,382            0.0
       Keon (power to direct            created under the Mary
       vote and investments)            Green Lumpkin Gallo
                                        Trust Agreement dated
                                        December 29, 1989

       US Trust; Margaret L.   Trust named for Margaret Lynley         Shared          309,382            0.2
       Keon (power to direct            Keon created under the
       vote and investments)            Mary Green Lumpkin Gallo
                                        Trust Agreement dated
                                        December 29, 1989

       US Trust; Margaret L.   Trust named for Pamela Keon             Shared          309,382            0.2
       Keon (power to direct            Vitale created under the
       vote and investments)            Mary Green Lumpkin Gallo
                                        Trust Agreement dated
                                        December 29, 1989

       US Trust; Margaret L.   Trust named for Susan Tamara            Shared          309,382            0.2
       Keon (power to direct            Keon created under the
       vote and investments)            Mary Green Lumpkin Gallo
                                        Trust Agreement dated
                                        December 29, 1989

       US Trust; Mary Lee      Trust named for Anne Romayne            Shared          186,518            0.1
       Sparks (power to                 Sparks created under the
       direct vote and                  Mary Green Lumpkin Gallo
       investments)                     Trust Agreement dated
                                        December 29, 1989

       US Trust; Mary Lee      Trust named for Barbara Lee             Shared          86,518             0.0
       Sparks (power to                 Sparks created under the
       direct vote and                  Mary Green Lumpkin Gallo
       investments)                     Trust Agreement dated
                                        December 29, 1989

       US Trust; Mary Lee      Trust named for Christina Louise        Shared          86,518             0.0
       Sparks (power to                 Sparks created under the
       direct vote and                  Mary Green Lumpkin Gallo
       investments)                     Trust Agreement dated
                                        December 29, 1989

       US Trust; Mary Lee      Trust named for John Woodruff           Shared          86,518             0.0
       Sparks (power to                 Sparks created under the
       direct vote and                  Mary Green Lumpkin Gallo
       investments)                     Trust Agreement dated
                                        December 29, 1989





     CUSIP No.   582266 10 2          13D/A                         Page 16


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       Mary Lee Sparks;        N/A                                  Sole; Shared       393,356            0.3
       Steven L. Grissom
       (power to direct sale
       of shares)

       Margaret L. Keon        Margaret Lumpkin Keon Trust             Sole;           756,722            0.5
       (settlor and                     dated May 13, 1978             Shared
       trustee); Steven L.
       Grissom (power to
       direct sale of
       shares)

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared           33,739            0.0
       David R. Hodgman                 Income Trust for the
                                        Benefit of Anne Romayne
                                        Sparks dated April 20,
                                        1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared           33,739            0.0
       David R. Hodgman                 Income Trust for the
                                        Benefit of Barbara Lee
                                        Sparks dated April 20,
                                        1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared           33,739            0.0
       David R. Hodgman                 Income Trust for the
                                        Benefit of Christina
                                        Louise Sparks dated
                                        April 20, 1990

       Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared           33,739            0.0
       David R. Hodgman                 Income Trust for the
                                        Benefit of John Woodruff
                                        Sparks dated April 20,
                                        1990

       US Trust; Margaret L.   Margaret Anne Keon Trust under          Shared          121,238            0.0
       Keon (power to direct            the Trust Agreement
       vote and investments)            dated February 6, 1970

       US Trust; Mary Lee      Mary Lee Sparks Trust under the         Shared          214,060            0.1
       Sparks (power to                 Trust Agreement dated
       direct vote  and                 February 6, 1970
       investments)





     CUSIP No.   582266 10 2          13D/A                         Page 17


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       Barbara S. Federico;    Barbara S. Federico 1998 Spouse      Sole; Shared       82,882             0.0
       Steven L. Grissom                CRUT dated October 27,
       (power to direct sale            1998
       of shares)

       Anne S. Whitten;        Anne S. Whitten 1998 Spouse          Sole; Shared       22,886             0.0
       Steven L. Grissom                NIM-CRUT dated
       (power to direct sale            October 27, 1998
       of shares)

       John W. Sparks;         John W. Sparks 1998 Spouse           Sole; Shared        5,000             0.0
       Steven L. Grissom                NIM-CRUT dated
       (power to direct sale            October 27, 1998
       of shares)

       John W. Sparks;         John W. Sparks 1998 Spouse CRUT      Sole; Shared       97,610             0.0
       Steven L. Grissom                dated October 27, 1998
       (power to direct sale
       of shares)

       Christina S. Duncan;    Christina S. Duncan 1998 Spouse      Sole; Shared       87,884             0.0
       Steven L. Grissom                CRUT dated October 27,
       (power to direct sale            1998
       of shares)

       Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared           1,022             0.0
       and Elizabeth L.        Trust under the Richard Anthony
       Celio; Steven L.        Lumpkin 1993 Grantor Retained
       Grissom (power to       Annuity Trust
       direct sale of
       shares)

       Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared           1,016             0.0
       and Elizabeth L.        Trust under the Richard Anthony
       Celio; Steven L.        Lumpkin 1993 Grantor Retained
       Grissom (power to       Annuity Trust
       direct sale of
       shares)

       Anne R. Whitten;        N/A                                     Sole;            1,718             0.0
       Steven L. Grissom                                               Shared
       (power to direct sale
       of shares)

       Barbara L. Federico;    N/A                                     Sole;           19,720             0.0
       Steven L. Grissom                                               Shared
       (power to direct sale
       of shares)





     CUSIP No.   582266 10 2          13D/A                         Page 18


                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
          Reporting Person                   Trust                     Powers       Common Stock     Common Stock

       Christina L. Duncan;    N/A                                     Sole;            14,718            0.0
       Steven L. Grissom                                               Shared
       (power to direct sale
       of shares)

       The Lumpkin             N/A                                     Sole;            23,060            0.0
       Foundation; Steven L.                                           Shared
       Grissom (power to
       direct sale of
       shares)

       Steven L. Grissom       N/A                                      Sole         13,100 (1)           0.0



     (1)      Includes 6,500 shares underlying presently exercisable employee stock options.

              (b)     The number of shares of Common Stock which Richard A. Lumpkin has:

              (i)     sole power to vote or direct the vote                           687,254

              (ii)    shared power to vote or direct the vote                       3,086,012

              (iii)   sole power to dispose or direct the disposition                 687,254

              (iv)    shared power to dispose or direct the disposition             3,086,012

              (c)     During the period February 10, 2000 through April 14, 2000 the Reporting Person and other Former CCI
     Shareholders sold an aggregate of 1,366,734 shares of Common Stock in market transactions pursuant to Rule 144 under the Securities Act.  These transactions are further described below:

                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Joseph John Keon III dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Joseph John Keon III dated April
                                      20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 19


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Joseph John Keon III dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Joseph John Keon III dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Katherine Stoddert Keon dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Katherine Stoddert Keon dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $78.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Katherine Stoddert Keon dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Katherine Stoddert Keon dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Lisa Anne Keon dated April 20,
                                      1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Lisa Anne Keon dated April 20,
                                      1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Lisa Anne Keon dated April 20,
                                      1990





     CUSIP No.   582266 10 2          13D/A                         Page 20


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Lisa Anne Keon dated April 20,
                                      1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Margaret Lynley Keon dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Margaret Lynley Keon dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Margaret Lynley Keon dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Margaret Lynley Keon dated April
                                      20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Pamela Keon Vitale dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Pamela Keon Vitale dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Pamela Keon Vitale dated
                                      April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Pamela Keon Vitale dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 21


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/14/00           1,970            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Susan Tamara Keon DeWyngaert
                                      dated April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/16/00           5,450            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Susan Tamara Keon DeWyngaert
                                      dated April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/17/00           4,550            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Susan Tamara Keon DeWyngaert
                                      dated April 20, 1990

       Steven L. Grissom and          Margaret L. Keon 1990 Personal        02/18/00           4,562            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Susan Tamara Keon DeWyngaert
                                      dated April 20, 1990

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/11/00          267,500           $66.62
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Benjamin Iverson
       direct sale of shares)         Lumpkin dated April 20, 1990

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/14/00           4,595            $70.92
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Benjamin Iverson
       direct sale of shares)         Lumpkin dated April 20, 1990
       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/14/00           18,750           $71.50
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Benjamin Iverson
       direct sale of shares)         Lumpkin dated April 20, 1990

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/15/00           31,250           $72.37
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Benjamin Iverson
       direct sale of shares)         Lumpkin dated April 20, 1990

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/11/00          267,500           $66.62
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Elizabeth Arabella
       direct sale of shares)         Lumpkin dated April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 22


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/14/00           4,595            $70.92
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Elizabeth Arabella
       direct sale of shares)         Lumpkin dated April 20, 1990

       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/14/00           18,750           $71.50
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Elizabeth Arabella
       direct sale of shares)         Lumpkin dated April 20, 1990
       Steven L. Grissom and          Richard Anthony Lumpkin 1990          02/15/00           31,250           $72.37
       David R. Hodgman;              Personal Income Trust for the
       Richard A. Lumpkin (power to   Benefit of Elizabeth Arabella
       direct sale of shares)         Lumpkin dated April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/14/00           2,620            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/16/00           8,180            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/17/00           6,820            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           6,843            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           2,500            $87.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/23/00           1,875            $86.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 23


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/24/00           5,000            $86.85
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/25/00           5,000            $89.23
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/28/00           6,250            $89.41
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/29/00           1,250            $89.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/01/00           1,875            $93.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/06/00            313             $86.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/07/00           5,312            $88.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/08/00           18,438           $97.43
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/09/00           2,812            $103.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 24


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/10/00           7,500            $105.56
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/17/00           1,875            $90.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/23/00           2,187            $91.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/24/00           1,563            $92.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Anne Romayne Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/14/00           2,620            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/16/00           8,180            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/17/00           6,820            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           6,843            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           2,500            $87.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 25


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/23/00           1,875            $86.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/24/00           5,000            $86.85
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/25/00           5,000            $89.23
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/28/00           6,250            $89.41
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/29/00           1,250            $89.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/01/00           1,875            $93.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/06/00            312             $86.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/07/00           5,313            $88.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/08/00           18,437           $97.43
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 26


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/09/00           2,813            $103.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/10/00           7,500            $105.56
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/17/00           1,875            $90.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/23/00           2,188            $91.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/24/00           1,562            $92.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Barbara Lee Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/14/00           2,620            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/16/00           8,180            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/17/00           6,820            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           6,843            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 27


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           2,500            $87.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/23/00           1,875            $86.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/24/00           5,000            $86.85
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/25/00           5,000            $89.23
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/28/00           6,250            $89.41
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/29/00           1,250            $89.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/01/00           1,875            $93.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/06/00            313             $86.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/07/00           5,312            $88.58
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 28


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/08/00           18,438           $97.43
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/09/00           2,812            103.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/10/00           7,500            105.56
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/17/00           1,875             90.50
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/23/00           2,188             91.00
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/24/00           1,562             92.13
       David R. Hodgman               Income Trust for the Benefit of
                                      Christina Louise Sparks dated
                                      April 20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/14/00           2,620            $70.92
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/16/00           8,180            $77.91
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/17/00           6,820            $79.74
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 29


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           6,843            $83.98
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/18/00           2,500            $87.13
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/23/00           1,875            $86.00
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/24/00           5,000            $86.85
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/25/00           5,000            $89.23
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/28/00           6,250            $89.41
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         02/29/00           1,250            $89.00
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/01/00           1,875            $93.58
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/06/00            312             $86.50
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990





     CUSIP No.   582266 10 2          13D/A                         Page 30


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/07/00           5,313            $88.58
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/08/00           18,437           $97.43
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/09/00           2,813            $103.00
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/10/00           7,500            $105.56
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/17/00           1,875            $90.50
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/23/00           2,187            $91.00
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Steven L. Grissom and          Mary Lee Sparks 1990 Personal         03/24/00           1,563            $92.13
       David R. Hodgman               Income Trust for the Benefit of
                                      John Woodruff Sparks dated April
                                      20, 1990

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/18/00           10,000           $87.13
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/23/00           7,500            $86.00
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/24/00           20,000           $86.85
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/25/00           20,000           $89.23
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/28/00           25,000           $89.41
       and trustee)                   dated May 13, 1978





     CUSIP No.   582266 10 2          13D/A                         Page 31


                                                                                             Number of
                                                                             Date of         Shares of         Price per
        Reporting or Other Person                  Trust                   Transaction      Common Stock     Share or Unit

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           02/29/00           5,000            $89.00
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/01/00           7,500            $93.58
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/06/00           1,250            $86.50
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/07/00           21,250           $88.58
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/08/00           73,750           $97.43
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/09/00           11,250           $103.00
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/10/00           30,000           $105.56
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/17/00           7,500            $90.50
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/23/00           8,750            $91.00
       and trustee)                   dated May 13, 1978

       Margaret L. Keon (settlor      Margaret Lumpkin Keon Trust           03/24/00           6,250            $92.13
       and trustee)                   dated May 13, 1978

       Steven L. Grissom              N/A                                   02/24/00            500              87.25

       Steven L. Grissom              N/A                                   02/25/00            500              90.00

       Steven L. Grissom              N/A                                   03/01/00            500              93.13

       Steven L. Grissom              N/A                                   03/08/00            500              95.00

       Steven L. Grissom              N/A                                   03/09/00            500             101.00

             Except for these transactions, the Reporting Person has not nor to his knowledge have any of the other Former CCI Shareholders effected any transaction in the Common Stock during the past 60 days. The Reporting Person has no information as to whether any of the Other Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days. On February 11, 2000, the Company reported that Clark McLeod and Mary McLeod had sold approximately 1.4 million shares of Common Stock.





   CUSIP No.   582266 10 2          13D/A                         Page 32


             (d)  Not applicable.

             (e) The Lumpkin Foundation and Joseph J. Keon III, Katherine S. Keon, Margaret Lynley Keon, Pamela K. Vitale, Susan K. DeWyngaert, Benjamin I. Lumpkin, Elizabeth L. Celio, Anne R. Witten, Barbara S. Federico, Christina S. Duncan and John W. Sparks, who previously were Reporting Persons, ceased to be members of a group which together holds more than 5% of the Common Stock at or about May 18, 1999, when the 1997 Stockholders' Agreement ceased to be effective.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             The 1997 Principal Stockholders (including certain of the Reporting Persons) and the Company, with respect to the respective shares of capital stock of the Company owned by each such 1997 Principal Stockholder (exclusive of shares transferred to such stockholder after September 24, 1998), entered into the 1997 Stockholders' Agreement, effective September 24, 1997. Pursuant to the 1997 Stockholders' Agreement, each of the distributees of shares from a 1993 Grantor Retained Annuity Trust and Gail Gawthrop Lumpkin agreed, as a condition to the transfer of the shares, to be bound by the terms of the 1997 Stockholders' Agreement. The 1997 Stockholders' Agreement included certain voting agreements and certain restrictions on transfer of equity securities. The substantive provisions of the 1997 Stockholders' Agreement ceased to be effective on or about
   May 18, 1999, when MHC reduced its ownership of the Common Stock.

             The foregoing description of the 1997 Stockholders'
   Agreement is qualified in its entirety by reference to the 1997 Stockholders' Agreement which was filed as an exhibit to the original filing of this Schedule.

             The 1998 Principal Stockholders, with respect to the respective shares of capital stock of the Company owned by each such 1998 Principal Stockholder, and the Company entered into the 1998 Stockholders' Agreement, effective November 18, 1998 which was amended and restated effective December 17, 1999.

             Effective March 10, 2000, the 1998 Stockholders' Agreement was further amended (as so amended, the "Amended 1998 Stockholders' Agreement") to make various changes, principally to remove as parties to the Agreement Margaret L. Keon and Mary Lee Sparks and various trust established by them or for the benefit of them or their descendants. A copy of the Amended 1998 Stockholders' Agreement is filed as Exhibit 6 to this statement. The Former CCI Shareholders who remain as parties to the Amended 1998 Stockholders' Agreement are:

             Richard A. Lumpkin individually, and as Trustee of the Gail
             G. Lumpkin Trust, dated December 14, 1985.





   CUSIP No.   582266 10 2          13D/A                         Page 33


             US Trust, as Trustee of two of the Gallo Trusts, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

             US Trust, as Trustee of two of the Grandchildren's Trusts, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

             US Trust, as Trustee of the trust established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, for the benefit of Richard Anthony Lumpkin.

             David R. Hodgman and Steven L. Grissom, as Trustees of two 1990 Personal Income Trusts, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

             As so further amended and restated, the Amended 1998 Stockholders' Agreement provides, among other things, that:

   * until December 31, 2001, the parties will not sell any equity securities of the Company, or any other securities convertible into or exchangeable for Company equity securities, without receiving the prior written consent of the Company's board of directors, except for transfers specifically permitted by the agreement

   * to the extent the board of directors approves a transfer of Company equity securities by a party, the other parties are automatically granted transfer rights

   * the Company's board of directors will determine on a quarterly basis the aggregate number, if any, of shares of Common Stock, not to exceed in the aggregate 300,000 shares per quarter, that the parties may sell during designated trading periods following the release of the quarterly financial results of the Company

   * to the extent the Company's board of directors grants registration rights to a party in connection with a sale of Company securities by that party, it will grant similar registration rights to the other parties

   * the Company's board of directors will determine for each of 2000 and 2001 the aggregate number, if any, of shares of Common Stock, not to exceed in the aggregate on a per year basis a number of shares equal to 15% of the total number of shares of Common Stock beneficially owned by the parties as of December 31, 1998, to be registered by the Company under the Securities Act for sale by the parties

   * in any underwritten offering of shares of Common Stock, other than an offering on a registration statement on Form S-4 or Form





   CUSIP No.   582266 10 2          13D/A                         Page 34


        S-8 or any other form which would not permit the inclusion of shares of Common Stock owned by the parties, the Company board of directors will determine the aggregate number, if any, of shares of Common Stock, not to exceed on a per year basis a number of shares equal to 15% of the total number of shares of Common Stock beneficially owned by the parties as of December 31, 1998, to be registered by the Company for sale by the parties in connection with the offering. The Company may subsequently determine not to register any shares of the parties under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed

             Under the Amended 1998 Stockholders' Agreement, each party also agreed, until it owns less than 2,500,000 shares of Common Stock, to vote its shares and take all action within its power to:

   * establish the size of the Company board of directors at up to 13 directors.

   * cause to be elected to the Company board of directors one director designated by AEC and its subsidiaries for so long as they collectively own at least 2,500,000 shares of Common Stock.

   * cause to be elected to the Company board of directors three directors who are executive officers of the Company designated by Clark McLeod for so long as Clark and Mary McLeod collectively own at least 2,500,000 shares of Common Stock.

   * cause Richard Lumpkin to be elected to the Company board of directors for so long as Richard and Gail Lumpkin and various other parties related to the Lumpkins collectively own at least 2,500,000 shares of Common Stock.

   * cause to be elected to the Company board of directors up to eight non-employee directors nominated by the board.

             The Amended 1998 Stockholders' Agreement terminates on December 31, 2001. In addition, if during each of 2000 and 2001 the Company has not provided a party a reasonable opportunity to sell an aggregate number of shares of Common Stock equal to not less than 15% of the total number of shares of Common Stock beneficially owned by a party as of December 31, 1998, then that party may terminate the agreement as it applies to that party.

             The foregoing description of the 1998 Stockholders'
   Agreement is qualified in its entirety by reference to the 1998 Stockholders' Agreement which is filed as an exhibit to this statement.





   CUSIP No.   582266 10 2          13D/A                         Page 35


             In connection with the Company's acquisition of Ovation Communications, Inc. ("Ovation"), the Company, IES Investments Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and Gail G. Lumpkin entered into the 1999 Stockholders' Agreement with certain Stockholders of Ovation pursuant to which, among other things, such Ovation stockholders agree to certain restrictions on the transfer of Common Stock and the designation and election of directors to the Company's Board of Directors. On or about January 26, 1999, the other former CCI shareholders who are parties to the 1998 Stockholders' Agreement, along with certain permitted transferees, also became parties to the 1999 Stockholders' Agreement, which was amended and restated as of December 17, 1999, to, among other changes, add AEC and other affiliates of IES as parties.

             The foregoing description of the 1999 Stockholders'
   Agreement is qualified in its entirety by reference to the 1999 Stockholders' Agreement which was filed as an exhibit to the Company's current Report on Form 8-K, filed on January 14, 1999.

             On or about October 28, 1998, the trustees of the charitable remainder unitrusts named Steven L. Grissom as agent with respect to the sale of shares from those trusts.

             On or about November 23, 1998, the trustees of the 1990 Personal Income Trusts named Richard A. Lumpkin as agent with respect to the shares from those trusts.

             On May 12, 1999, the Selling Stockholders entered into the Underwriting Agreement with other stockholders of the Company, including certain Other Principal Stockholders and the Underwriters. Under the terms of the Underwriting Agreement, the Selling Stockholders sold an aggregate of 939,692 shares of Common Stock and granted the Underwriters an option to purchase up to an aggregate of 560,308 shares of Common Stock to cover over-allotments of the securities sold by the Selling Stockholders and other sellers pursuant to the Underwriting Agreement. The option expired on June 11, 1999 without being exercised.

             On November 30, 1999, Bank One, Texas, NA, of Dallas, Texas was removed as trustee of each of the 12 Gallo Trusts, and US Trust was appointed as trustee of those trusts.

             On November 30, 1999, Bank One, Texas, NA, of Dallas, Texas was removed as trustee of each of the 12 Grandchildren's Trusts, and US Trust was appointed as trustee of those trusts.

             Effective February 6, 2000, Steven L. Grissom and David R. Hodgman, as trustees of the twelve 1990 Personal Income Trusts, revoked the delegation of sale authority that they had granted to Richard A. Lumpkin in November 1998. Effective February 7, 2000, Steven L. Grissom and David R. Hodgman, as trustees, delegated to





   CUSIP No.   582266 10 2          13D/A                         Page 36


   Richard A. Lumpkin trading authority over all equity interests in the Company, including the Common Stock, held in the Richard Anthony Lumpkin 1990 Personal Income Trust for the benefit of Elizabeth Arabella Lumpkin dated April 20, 1990 and the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Gallo Trusts held for the benefit of a child of Mary Lee Sparks. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Grandchildren's Trusts held for the benefit of a child of Mary Lee Sparks. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Mary Lee Sparks, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the 1970 Trust held for the benefit of Mary Lee Sparks and her family. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by such trust.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the Gallo Trusts held for the benefit of a child of Margaret L. Keon. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on





   CUSIP No.   582266 10 2          13D/A                         Page 37


   that date, or at any time during the two-year term of the delegation, by the Grandchildren's Trusts held for the benefit of a child of Margaret L. Keon. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by any of such trusts.

             Effective February 6, 2000, Richard A. Lumpkin irrevocably delegated to Margaret L. Keon, for a period of two years, all of his rights and powers to manage, sell, exchange, transfer or vote any equity interests in the Company, including the Common Stock, owned on that date, or at any time during the two-year term of the delegation, by the 1970 Trust held for the benefit of Margaret L. Keon and her family. Accordingly, Richard A. Lumpkin no longer has or shares voting or investment power with respect to Common Stock held by such trust.

             Effective February 15, 2000, Mary Lee Sparks named Steven L. Grissom as agent with respect to the sale of shares held by her individually, and Margaret L. Keon named Steven L. Grissom as agent with respect to the sale of shares held by the Margaret Lumpkin Keon Trust dated May 13, 1978.

   Item 7.   Materials to be Filed as Exhibits.

             1. Stockholders' Agreement dated as of June 14, 1997, among the Company, Former CCI Shareholders, (including the Reporting Person), IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

             2. Stockholders' Agreement, dated as of November 18, 1998, among the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on
   Schedule I thereto. (Incorporated by reference to the Exhibit 99.1 of the Company's Current Report on Form 8-K, filed on November 19, 1998.)

             3. Stockholders' Agreement, dated as of January 7, 1999, among the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin, M/C Investors L.L.C. and Media / Communications Partners II Limited Partnership. (Incorporated by reference to the Exhibit 4.1 of the 8-K, filed by the Company on January 14, 1999).

             4. Second Amended and Restated November 1998 Stockholder's Agreement dated as of December 17, 1999 among the Company, Alliant Energy Comp., IES, Heartland Properties, Alliant Energy Foundation, Clark E. McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of CCI and certain permitted transferees of the





   CUSIP No.   582266 10 2          13D/A                         Page 38


   former CCI shareholders as listed on Schedule I thereto.
   (Incorporated by reference to Exhibit 4.24 of the Company's 10K for the year ending December 31, 1999).

             5. Second Amended and Restated January 1999 Stockholders' Agreement dated as of December 17, 1999, among the Company, Alliant Energy Comp., IES, Heartland Properties, Alliant Energy Foundation, Clark E. McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of CCI and certain permitted transferees of the former CCI shareholders as listed on Schedule I thereto M/C Investors, and Media/Communications Partners III. (Incorporated by reference to Exhibit 4.25 of the Company's 10K for the year ending December 31,
   1999).

             6. Third Amended and Restated November 1998 Stockholder's Agreement dated as of March 10, 2000, among the Company, Alliant Energy Comp., IES, Heartland Properties, Alliant Energy Foundation, Clark E. McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of CCI and certain permitted transferees of the former CCI shareholders as listed on Schedule I thereto.

             7. Third Amended and Restated January 1999 Stockholder's Agreement dated as of March 10, 2000 among the Company, Alliant Energy Comp., IES, Heartland Properties, Alliant Energy Foundation, Clark E. McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of CCI and certain permitted transferees of the former CCI shareholders as listed on Schedule I thereto M/C Investors, and Media/Communications Partners III.





   CUSIP No.   582266 10 2          13D/A                         Page 39


                                  SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     April 17, 2000


                                 Richard A. Lumpkin




                                 By:  ----------------------------------
                                      Steven L. Grissom
                                      Attorney in Fact





   CUSIP No.   582266 10 2          13D/A                         Page 40


                                 SCHEDULE A

        The following information sets forth the name, business or residence address and present principal occupation of the Former CCI Shareholders (including the Reporting Person) and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D/A, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.

                      Name                             Occupation                         Address
       Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                               Philadelphia, Pennsylvania 19106

       Christina L. Duncan                 Homemaker                           194 North Bald Hill Road
       (aka Christina Sparks Duncan)                                           New Canaan, Connecticut 06840

       Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
       (aka Barbara Sparks Federico)                                           Ashville, New York 14710

       Steven L. Grissom                   Treasurer of Illinois               Consolidated Communications/
                                           Consolidated Telephone Company      McLeodUSA
                                                                               121 South 17th Street
                                                                               Mattoon, Illinois 61938

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                               7300 Sears Tower
                                                                               Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941

       Katherine S. Keon                   Philanthropist                      c/o Keon Associates
                                                                               16 Miller Avenue, Suite 203
                                                                               Mill Valley, California  94941

       Liese A. Keon                       Management Consultant               355 Paragon Drive
                                                                               Boulder, Colorado 80303

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and           16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941

       Margaret Lynley Keon                Homemaker                           56 Bourne St.
                                                                               London, England SW1W8JD

       Benjamin I. Lumpkin                 Newspaper Journalist                1523 1st Street
                                                                               Apt. R208
                                                                               Coronado, California   92118
       Elizabeth L. Celio (aka             Director of the Foundation          815 Columbian
       Elizabeth A. Lumpkin)                                                   Oak Park, Illinois 60302





     CUSIP No.   582266 10 2          13D/A                         Page 41


                      Name                             Occupation                            Address

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction;         Albuquerque, New Mexico 87105
                                           (Director of the Foundation)

       Mary Lee Sparks                     Homemaker; (Director of the         2438 Campbell Road, N.W.
                                           Foundation)                         Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941

       Anne R. Whitten                     Homemaker                           57 Eastern Point Boulevard
       (aka Anne Sparks Whitten)                                               Gloucester, Massachusetts   01930





                         THIRD AMENDED AND RESTATED
                    NOVEMBER 1998 STOCKHOLDERS' AGREEMENT

             This Third Amended and Restated November 1998 Stockholders' Agreement (this "Agreement") is entered into as of March 10, 2000, by and among McLeodUSA Incorporated, a Delaware corporation (the "Company"); Alliant Energy Corporation, a Wisconsin corporation ("AEC"); Alliant Energy Investments, Inc., an Iowa corporation and indirect wholly owned subsidiary of AEC ("AEI"); Heartland Properties, Inc., a Wisconsin corporation and indirect wholly owned subsidiary of AEC ("Heartland"); LNT Communications LLC, an Iowa limited liability company and indirect wholly owned subsidiary of AEC ("LNT"); Alliant Energy Foundation, Inc., a Wisconsin corporation (non-profit) ("AEF" and together with AEC, AEI, Heartland and LNT, the "AEC Entities"); Clark E. McLeod ("McLeod"); Mary E. McLeod (together with McLeod, the "McLeods"); Richard A. Lumpkin ("Lumpkin") and certain of the former shareholders of Consolidated Communications Inc. ("CCI") and certain permitted transferees of certain of the former CCI shareholders in each case who are listed in SCHEDULE I hereto (the "Principal CCI Shareholders"); and for purposes of Sections 4, 5.6, 5.8(b), 5.11 and the first and second sentences of Section 5.3 only, certain of the other former CCI shareholders and certain permitted transferees of certain of the other former CCI shareholders in each case who are listed in SCHEDULE II hereto (the "Other CCI Shareholders"). The AEC Entities, the McLeods, and Lumpkin and the Principal CCI Shareholders are referred to herein collectively as the "Principal Stockholders" and individually as a "Principal Stockholder."

             WHEREAS, the Company, AEC, AEI, Heartland, AEF, the McLeods, Lumpkin, the Principal CCI Shareholders and the Other CCI Shareholders are parties to a Second Amended and Restated November 1998 Stockholders' Agreement, entered into as of December 17, 1999 (the "Second Amended and Restated November 1998 Stockholders' Agreement");

             WHEREAS, the Company, AEC, AEI, Heartland, AEF, the McLeods, Lumpkin and the Principal CCI Shareholders desire to add LNT as a party to this Agreement as a result of the transfer of certain shares of the Company's Class A common stock, par value $.01 per share (the "Class A Common Stock"), by an Affiliate (as defined in Section 1.2) of AEC to LNT;

             WHEREAS, the Other CCI Shareholders no longer desire to be parties to this Agreement and the Company and the Principal
   Stockholders desire to terminate the Other CCI Shareholders as parties to this Agreement;

             WHEREAS, the Company and the Principal Stockholders deem it to be in the best interests of the Company and its stockholders to provide for the continuity and stability of the business and policies of the Company on the terms and conditions hereinafter set forth;

             WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, the Principal Stockholders, the Other CCI Shareholders and certain other stockholders of the Company are entering into an amendment and restatement of the Second Amended and Restated January 1999 Stockholders' Agreement, entered into as of December 17, 1999; and

             WHEREAS, the Company and the Principal Stockholders desire to amend and restate the Second Amended and Restated November 1998 Stockholders' Agreement in its entirety with the terms and conditions hereinafter set forth;

             NOW, THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

   1.  VOTING AGREEMENT

        1.1  BOARD OF DIRECTORS

             For the period commencing on the Effective Date (as defined in Section 1.2) and ending on the Expiration Date (as defined in
   Section 1.2), each Principal Stockholder, for so long as each such Principal Stockholder beneficially and continuously owns at least two million five hundred thousand (2,500,000) shares of Class A Common Stock, subject to adjustment pursuant to Section 5.1, shall take or cause to be taken all such action within their respective power and authority as may be required:

             (a) to establish and maintain the authorized size of the Board of Directors of the Company (the "Board of Directors" or the "Board") at up to thirteen (13) directors;

             (b) to cause to be elected to the Board one (1) director designated by the AEC Entities, for so long as the AEC Entities collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1);

             (c) to cause Lumpkin to be elected to the Board, for so long as Lumpkin and the Principal CCI Shareholders collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to
                  Section 5.1);

             (d) to cause to be elected to the Board three (3) directors who are executive officers of the Company designated by McLeod, for so long as the McLeods collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1);

             (e) to cause to be elected to the Board a director or directors nominated by the Board to replace a director or directors designated pursuant to paragraphs (b) through (d) above upon the earlier to occur of such designated director's or directors' resignation (and the acceptance of such resignation by the Board) and the expiration of such director's or directors' term as a result of any party or parties identified in paragraphs (b) through (d) above no longer collectively beneficially and continuously owning at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to
                  Section 5.1) at any time during the period commencing on the Effective Date and ending on the Expiration Date; it being understood that within three (3) business days following such time that the party or parties identified in paragraphs (b) through (d) above no longer collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1) during such period, such party or parties shall use its or their respective best efforts to cause the director or directors designated by such party or parties to tender their immediate resignation to the Board which the Board may accept or reject; and

             (f) to cause to be elected to the Board, if and as nominated by the Board, up to eight (8) non-employee directors.

             For purposes of Section 1.1, (i) the McLeods shall be deemed to be a single Principal Stockholder, (ii) Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder, and the Principal CCI Shareholders shall be deemed to own shares "continuously" as long as the shares of the Principal CCI Shareholders are owned by the Principal CCI Shareholders or a CCI Permitted Transferee (as defined in Section 3.1), and (iii) the AEC Entities shall be deemed to be a single Principal Stockholder, and the AEC Entities shall be deemed to own shares "continuously" as long as the shares of the AEC Entities are owned by the AEC Entities or an AEC Permitted Transferee (as defined in Section 3.1).

        1.2  DEFINITIONS

             For purposes of this Agreement, the following terms have the meanings indicated:

             (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             (b) A person shall be deemed the "beneficial owner" of and shall be deemed to "beneficially own" any securities:

                  (i) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, other rights, warrants or options, or otherwise;

                  (ii) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or

                  (iii) which are beneficially owned, directly or indirectly, by any other person (or any Affiliate or Associate thereof) with which such person or any of such person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

                  For purposes of the definition of "beneficial owner" and "beneficially own," the terms "agreement," "arrangement" and "understanding" shall not include this Agreement or the Third Amended and Restated January 1999 Stockholders' Agreement (as defined in
                  Section 1.2).

             (c)  "Effective Date" shall mean March 10, 2000.

             (d)  "Expiration Date" shall mean December 31, 2001.

             (e) "Original Stockholders' Agreement" shall mean the Stockholders' Agreement, entered into as of June 14, 1997, as amended on September 19, 1997, by and among the Company, AEI, the McLeods, Lumpkin and certain other stockholders.

             (f) "Stock Split" shall mean that certain two-for-one stock split in the form of a stock dividend paid on July 26,

                  1999 to stockholders of record on July 12, 1999 effected by the Company with respect to its Class A Common Stock.

             (g) "Subsidiary" or "Subsidiaries" shall mean a corporation, partnership, joint venture or other entity of which AEC owns, directly or indirectly, one hundred percent (100%) of the outstanding securities or other interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body.

             (h) "Third Amended and Restated January 1999 Stockholders' Agreement" shall mean the Third Amended and Restated January 1999 Stockholders' Agreement, entered into as of March 10, 2000, by and among the Company, the Principal Stockholders, the Other CCI Shareholders, M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership.

   2.   STANDSTILL

        AEC hereby agrees that, prior to the Expiration Date, neither AEC nor any Affiliate of AEC will (and AEC will not assist or encourage others to), directly or indirectly, acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership) of any securities issued by the Company or any of its subsidiaries, or any rights or options to acquire such ownership (including from a third party), except (a) to the extent expressly set forth in this Agreement, (b) as consented prior thereto in writing by the Board of Directors, (c) upon conversion of any Class B common stock, $.01 par value per share, of the Company into Class A Common Stock pursuant to the terms thereof,
   (d) with respect to transfers of equity securities between or among AEC and AEC's Subsidiaries consistent with the terms and conditions of this Agreement, or (e) with respect to the grant, vesting or exercise of stock options.

   3.   TRANSFERS OF SECURITIES

        3.1  RESTRICTIONS ON TRANSFERS

             (a)  Except as otherwise provided in this Section 3.1 or
   Section 3.2, each Principal Stockholder hereby severally agrees that until the Expiration Date, such Principal Stockholder will not offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of, directly or indirectly, ("Transfer"), any equity securities of the Company or any other securities convertible into or exercisable for such equity securities ("Securities") beneficially owned by such Principal Stockholder (including distributions of Securities with respect to such Securities and Securities acquired as a result of a stock split with respect to such Securities) without submitting a written request to, and receiving the prior written consent of, the Board of Directors, PROVIDED, HOWEVER, that (i) the AEC Entities may transfer Securities to or among any Subsidiary or Subsidiaries of AEC, and (ii) any Principal CCI Shareholder may transfer Securities to any other Principal CCI Shareholder, the spouse of a Principal CCI Shareholder, or a lineal descendant of a Principal CCI Shareholder (or a trust for the primary benefit of any one or more of a Principal CCI Shareholder, the spouse of a Principal CCI Shareholder, or a lineal descendant of a Principal CCI Shareholder or a partnership or limited liability company owned and managed solely by one or more Principal CCI Shareholders, spouses of Principal CCI Shareholders and lineal descendants of Principal CCI Shareholders), or, in the case of a Principal CCI Shareholder that is a trust, to any beneficiary of such trust (or a trust for the primary benefit of such beneficiary or a partnership or limited liability company owned and managed solely by one or more Principal CCI Shareholders, spouses of Principal CCI Shareholders and lineal descendants of Principal CCI Shareholders), in each case with respect to clause (i) and clause
   (ii), provided that (x) such transfer is done in accordance with the transfer restrictions applicable to such Securities under federal and state securities laws and (y) the transferee agrees to be bound by the terms hereof (as this Agreement may be amended or amended and restated from time to time) as a Principal Stockholder with respect to the shares being transferred pursuant to this Section (any such AEC Entity transferee pursuant to the foregoing proviso, an "AEC Permitted Transferee" and any such Principal CCI Shareholder transferee pursuant to the foregoing proviso, a "CCI Permitted Transferee"), and any such transfer shall not constitute a "Transfer" for purposes of this Agreement. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more transfers to one or more AEC Permitted Transferees or CCI Permitted Transferees, as the case may be, and then at any time directly or indirectly disposing of all or any portion of such party's interest in any such AEC Permitted Transferee or CCI Permitted Transferee, as the case may be. In the event that the Board of Directors consents to any Transfer of Securities by a Principal Stockholder pursuant to this Section 3.1(a) upon the written request of such Principal Stockholder (the "Transferring Stockholder") and except as otherwise provided in
   Section 3.1(b) and Section 3.2, each other Principal Stockholder shall, notwithstanding the provisions of this Section 3.1(a), have the right to Transfer a percentage of the total number of Securities beneficially owned by such Principal Stockholder equal to the percentage of the total number of Securities beneficially owned by the Transferring Stockholder that the Board of Directors has consented may be Transferred by such Transferring Stockholder. The parties acknowledge that any Transfer pursuant to this Section 3.1(a) to which the Board of Directors has consented may be in connection with, or as part of, a private placement by the Company of, or other transaction involving, its Securities.

             (b) In addition to the provisions of Section 3.1(a), for the period commencing for the quarter ending March 31, 2000 and ending on the Expiration Date, the Board shall determine prior to the public release of the Company's consolidated financial results with respect to each such financial reporting quarter during such period, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate three hundred thousand (300,000) shares of Class A Common Stock per quarter, subject to adjustment pursuant to
   Section 5.1) that may be Transferred by the Principal Stockholders (the "Transfer Amount") during the period commencing on the third
   (3rd) business day and ending on the twenty-third (23rd) business day following such public release of the Company's quarterly or annual financial results or such other trading period designated or permitted by the Board with respect to the purchase and sale of its Securities (each such period, a "Transfer Period"). Notwithstanding the provisions of Section 3.1(a), each Principal Stockholder shall be entitled to Transfer during each Transfer Period, provided such Transfer is effected in accordance with all applicable federal and state securities laws, a number of shares of Class A Common Stock equal to thirty-three and one-third percent (33 1/3%) of the Transfer Amount, if any, for such Transfer Period (rounding down in the case of any fractional amount). Any portion of any Principal Stockholder's share of the Transfer Amount that such Principal Stockholder elects not to transfer during a Transfer Period shall be reallocated equally among the remaining Principal Stockholders who intend to Transfer shares of Class A Common Stock during such Transfer Period, and such remaining Principal Stockholders shall be entitled to Transfer such additional shares of Class A Common Stock during the Transfer Period, provided such Transfer is effected in accordance with all applicable federal and state securities laws. In no event shall any portion of a Transfer Amount that is not utilized by a Principal Stockholder during a Transfer Period be reallocated or otherwise credited to any subsequent Transfer Periods.

             (c) For the period commencing for the quarter ending March 31, 2000 and ending on the Expiration Date, the Company shall give each Principal Stockholder prompt written notice (in any event no later than fifty (50) days prior to the beginning of the applicable Transfer Period) of its determination of any Transfer Amount. Within seven (7) days of receipt of such notice, any Principal Stockholder that desires to Transfer shares of Class A Common Stock during such Transfer Period pursuant to Section 3.1(b) shall provide written notice to the Company of the number of shares of Class A Common Stock that such Principal Stockholder desires to Transfer pursuant to
   Section 3.1(b). Not later than seven (7) days after receipt of such responses, the Company shall notify all remaining Principal Stockholders of any Principal Stockholder's election not to Transfer the total number of shares of Class A Common Stock that such Principal Stockholder is entitled to Transfer during such Transfer Period. Any Principal Stockholder that desires to Transfer additional shares of Class A Common Stock equal to all or part of the remaining Transfer Amount shall notify the Company within seven (7) days of receipt of the Company's second notice. The Company shall allocate the remaining Transfer Amount in accordance with the provisions of Section 3.1(b) and shall notify the appropriate Principal Stockholders of such allocation no later than ten (10) days prior to the beginning of the Transfer Period.

             (d) For purposes of this Section 3.1, the McLeods shall be deemed to be a single Principal Stockholder, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder and the AEC Entities shall be deemed to be a single Principal Stockholder.

        3.2  REGISTRATION RIGHTS

             (a) In the event that the Board of Directors consents pursuant to Section 3.1(a) to a Principal Stockholder's request for a Transfer and in connection therewith, the Company agrees to register Securities with respect to such Transfer under the Securities Act of 1933, as amended (the "Securities Act"), the Company shall grant each other Principal Stockholder the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register for Transfer under the Securities Act a percentage of the total number of Securities beneficially owned by such Principal Stockholder equal to the percentage of the total number of Securities beneficially owned by the Transferring Stockholder that such Transferring Stockholder is registering for Transfer under the Securities Act, on the same terms and conditions as the Transferring Stockholder (each Principal Stockholder registering, or indicating a desire to register, any Securities for Transfer under the Securities Act pursuant to this
   Section 3.2 being a "Registering Transferor").

             (b)  To the extent that the Company grants pursuant to
   Section 3.1(b) a Principal Stockholder the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant each other Principal Stockholder the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register an equal number of shares of Class A Common Stock for Transfer under the Securities Act on the same terms and conditions.

             (c) In the event the Company proposes to register any shares of Class A Common Stock under the Securities Act pursuant to an underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of the shares of Class A Common Stock of the Principal Stockholders), the Company, as determined by the Board of Directors, shall give written notice to all Principal Stockholders of its intention to effect such a registration. Following any such notice, the Board of Directors shall undertake to determine the aggregate number, if any, of shares of Class A Common Stock held by the Principal Stockholders (not to exceed in the aggregate on a per year basis a number of shares of Class A Common Stock equal to fifteen percent (15%) of the total number of shares of Class A Common Stock beneficially owned by the Principal Stockholders as of December 31, 1998 (and which, in the aggregate for Lumpkin and all of the Principal CCI Shareholders (based on the termination of the Other CCI Shareholders as parties to this Agreement) on a pre-Stock Split basis, is fifteen percent (15%) of 2,755,651 shares of Class A Common Stock), subject to appropriate and proportionate adjustment as a result of the Stock Split and subject to adjustment pursuant to
   Section 5.1) to be registered by the Company under the Securities Act (the "Registrable Amount") for Transfer by the Principal Stockholders in connection with such offering. If the Board determines to register shares of Class A Common Stock held by the Principal Stockholders pursuant to this Section 3.2(c), the Company will promptly give written notice of such determination to all Principal Stockholders, and thereupon the Company will use commercially reasonable efforts to effect the registration of that portion of the Registrable Amount that the Registering Transferors indicate a desire to register. In the event the Registering Transferors indicate a desire to register a number of shares of Class A Common Stock that, in the aggregate, exceeds the Registrable Amount, the number of shares of Class A Common Stock that each Registering Transferor shall be entitled to register shall be reduced to the extent such number exceeds such Registering Transferor's pro rata share of the Registrable Amount based upon the ratio of the total number of Securities beneficially owned by such Registering Transferor to the total number of Securities beneficially owned by all Principal Shareholders. To the extent any portion of the Registrable Amount remains unallocated after such reductions, each Registering Transferor who has indicated a desire to register additional shares of Class A Common Stock shall be entitled to register an additional amount of Class A Common Stock equal to such Registering Transferor's pro rata portion of the remaining Registrable Amount based upon the ratio of the total number of Securities beneficially owned by such Registering Transferor to the total number of Securities beneficially owned by all Registering Transferors who have indicated a desire to register additional shares of Class A Common Stock. The reallocation procedure described in the preceding sentence shall be repeated until the entire Registrable Amount is allocated. All terms, conditions and rights with respect to such registration (including but not limited to any determination to reduce the Registrable Amount) shall be determined by the Board, provided that (i) the representations and warranties of a Principal Stockholder shall be customary taking into account, among other things, the nature of the offering and such Principal Stockholder's relationship with the Company, and (ii) the Company shall be responsible for all expenses with respect to such registration other than underwriting discounts and commissions allocable to the Class A Common Stock of the Registering Transferors, which underwriting discounts and commissions shall be the responsibility of the Registering Transferors.

             (d) In addition to the registration rights granted pursuant to Sections 3.2(a), (b) and (c), no more frequently than once during each of the calendar years ending December 31, 2000 and 2001 (each such year, an "Annual Period"), and upon either (i) the receipt of a written request of one or more Principal Stockholders or (ii) a determination by the Board of Directors, the Board shall undertake to determine the Registrable Amount, if any, for Transfer by the Principal Stockholders. If the Board determines to register shares of Class A Common Stock held by the Principal Stockholders pursuant to this Section 3.2(d), the Company will promptly give written notice of such determination to all Principal Stockholders, and thereupon the Company will use commercially reasonable efforts to effect the registration of that portion of the Registrable Amount that the Registering Transferors indicate a desire to register. In the event the Registering Transferors indicate a desire to register a number of shares of Class A Common Stock that, in the aggregate, exceeds the Registrable Amount, the number of shares of Class A Common Stock that each Registering Transferor shall be entitled to register shall be reduced to the extent such number exceeds such Registering Transferor's pro rata share of the Registrable Amount based upon the ratio of the total number of Securities beneficially owned by such Registering Transferor to the total number of Securities beneficially owned by all Principal Stockholders. To the extent any portion of the Registrable Amount remains unallocated after such reductions, each Registering Transferor who has indicated a desire to register additional shares of Class A Common Stock shall be entitled to register an additional amount of Class A Common Stock equal to such Registering Transferor's pro rata portion of the remaining Registrable Amount based upon the ratio of the total number of Securities beneficially owned by such Registering Transferor to the total number of Securities beneficially owned by all Registering Transferors who have indicated a desire to register additional shares of Class A Common Stock. The reallocation procedure described in the preceding sentence shall be repeated until the entire Registrable Amount is allocated. All terms, conditions and rights with respect to such registration (including but not limited to any determination to reduce the Registrable Amount) shall be determined by the Board, provided that (i) the representations and warranties of a Principal Stockholder shall be customary taking into account, among other things, the nature of the offering and such Principal Stockholder's relationship with the Company, and (ii) the Company shall be responsible for all expenses with respect to such registration other than underwriting discounts and commissions, which underwriting discounts and commissions shall be the responsibility of the Registering Transferors.

             (e) If the Board establishes a committee (a "Pricing Committee") to authorize and approve the price and any other terms of any Transfer of Securities registered under the Securities Act pursuant to this Section 3.2 in which Lumpkin or any Principal CCI Shareholder is participating as a Registering Transferor, the Company will use its best efforts to cause Lumpkin to be nominated to such Pricing Committee. Notwithstanding any other provision of this Agreement, to the extent the Company has undertaken to register Securities of the Principal Stockholders pursuant to this Section 3.2, the Company may subsequently determine not to register such Securities and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed with respect to the registration of such Securities.

             (f) For purposes of this Section 3.2, the McLeods shall be deemed to be a single Principal Stockholder, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder and the AEC Entities shall be deemed to be a single Principal Stockholder.

   4.   REPRESENTATIONS AND WARRANTIES

        4.1  REPRESENTATIONS AND WARRANTIES OF NON-INDIVIDUAL
             STOCKHOLDERS

             Each non-individual party to this Agreement hereby represents and warrants, as of the date of this Agreement, to the Company and to each other party as follows:

             4.1.1     AUTHORIZATION

             Such party has taken all action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.1.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such party pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such party, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.2  REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL STOCKHOLDERS

             Each party to this Agreement who is an individual hereby represents and warrants, as of the date of this Agreement, to the Company and to each other party as follows:

             4.2.1     POWER AND AUTHORITY

             Such party has the legal capacity and all other power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.2.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such party pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such party, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

             The Company hereby represents and warrants, as of the date of this Agreement, to each party as follows:

             4.3.1     AUTHORIZATION

             The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.3.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by the Company pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of the Company, enforceable in accordance with its terms (with the aforesaid exceptions).

   5.   MISCELLANEOUS

        5.1  EFFECT OF CHANGES IN CAPITALIZATION

             All share amounts of the Company's capital stock referred to in this Agreement shall be appropriately and proportionally adjusted for any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company, occurring after the date of this Agreement.

        5.2  ADDITIONAL ACTIONS AND DOCUMENTS

             Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement, whether before, at or after the Effective Date.

        5.3 ENTIRE AGREEMENT; TERMINATION OF ORIGINAL STOCKHOLDERS' AGREEMENT; AMENDMENT

             Other than the Third Amended and Restated January 1999 Stockholders' Agreement with respect to the parties thereto and as set forth therein, this Agreement constitutes the entire agreement among the parties hereto as of the date hereof with respect to the specific matters contemplated herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. The parties hereto further agree, confirm and acknowledge that the Original Stockholders' Agreement is terminated and of no force or effect. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Company and by the party against whom enforcement of the amendment, modification, or discharge is sought.

        5.4  LIMITATION ON BENEFIT

             It is the explicit intention of the parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

        5.5  BINDING EFFECT; SPECIFIC PERFORMANCE

             This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns. No party shall assign this Agreement without the written consent of the other parties hereto; and such consent shall not be unreasonably withheld. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        5.6  GOVERNING LAW

             This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of Delaware (excluding the choice of law rules thereof).

        5.7  NOTICES

             All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy, facsimile transmission or telex, addressed as follows:

              (i)    If to the Company or to the McLeods:

                     McLeodUSA Incorporated
                     McLeodUSA Technology Park
                     6400 C Street, SW, P.O. Box 3177
                     Cedar Rapids, IA  52406-3177
                     Attention:  Randall Rings
                     Facsimile:  (319) 790-7901

             (ii)    If to the AEC Entities:

                     Alliant Energy Investments, Inc.
                     200 1st Street SE
                     Cedar Rapids, IA 52401
                     Attention:  James E. Hoffman
                     Facsimile:  (319) 398-4204

            (iii)    If to Lumpkin or any Principal CCI Shareholder:

                     P.O. Box 1234
                     Mattoon, IL  61938
                     Attention:  Richard A. Lumpkin
                     Facsimile:  (217) 234-9934

                     with a copy to:

                     Schiff Hardin & Waite
                     6600 Sears Tower
                     Chicago, Illinois  60606
                     Attention:  David R. Hodgman, Esq.
                     Facsimile:  (312) 258-5600

             Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand-delivered, mailed, transmitted, telecopied or telexed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

        5.8  TERMINATION

             (a) Notwithstanding any other provision of this Agreement, if during any Annual Period the Board of Directors has not provided a Principal Stockholder a reasonable opportunity to Transfer Securities pursuant to Section 3.2 or consented to the written request of such Principal Stockholder or otherwise provided such Principal Stockholder a reasonable opportunity to Transfer (other than a transfer by a Principal CCI Shareholder to a CCI Permitted Transferee and other than a transfer by the AEC Entities to an AEC Permitted Transferee) pursuant to Section 3.1(a) an aggregate number of shares of Class A Common Stock equal to not less than fifteen percent (15%) of the total number of shares of Class A Common Stock beneficially owned by such Principal Stockholder as of December 31, 1998 (and which, in the aggregate for Lumpkin and all of the Principal CCI Shareholders (based on the termination of the Other CCI Shareholders as parties to this Agreement) on a pre-Stock Split basis, is fifteen percent (15%) of 2,755,651 shares of Class A Common Stock), subject to appropriate and proportionate adjustment as a result of the Stock Split and subject to adjustment pursuant to Section 5.1, then such Principal Stockholder may terminate this Agreement as it applies to such terminating party by providing written notice of termination to the Company and the other Principal Stockholders no later than ten (10) business days following the end of such Annual Period, such that all rights and obligations hereunder shall cease, and this Agreement shall be of no further force or effect, with respect to the terminating party.
   Unless otherwise previously terminated by the Principal Stockholders pursuant to this Section 5.8(a), this Agreement shall terminate on the Expiration Date. For purposes of this Section 5.8(a), the McLeods shall be deemed to be a single Principal Stockholder, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder and the AEC Entities shall be deemed to be a single Principal Stockholder.

             (b) This Agreement is hereby terminated with respect to each of the Other CCI Shareholders, such that all rights and obligations hereunder shall cease, and this Agreement shall be of no further force or effect, with respect to each of the Other CCI
   Shareholders.

        5.9  PUBLICITY

             Each of the Principal Stockholders will use its reasonable best efforts to consult with the Company prior to issuing any press release, making any filing with any governmental entity or national securities exchange or making any other public dissemination of information by such Principal Stockholder within which this Agreement or the contents hereof are referenced or described.

        5.10 APPOINTMENT OF REPRESENTATIVE

             Each of the Principal CCI Shareholders hereby appoints Lumpkin, with power of substitution, as its exclusive agent to act on its behalf with respect to any and all actions to be taken under or amendments or modifications to be made to this Agreement (the "Representative"). The Representative shall take, and the Principal CCI Shareholders agree that the Representative shall take, any and all actions which the Representative believes are necessary or advisable under this Agreement for and on behalf of each of the Principal CCI Shareholders, as fully as if each of the Principal CCI Shareholders were acting on its own behalf, including, without limitation, dealing with the Company and the other parties hereto with respect to all matters arising under this Agreement, entering into any amendment or modification to this Agreement deemed advisable by the Representative and taking any and all other actions specified in or contemplated by this Agreement. The Company and the other parties hereto shall have the right to rely upon all actions taken or not taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the Principal CCI Shareholders.

        5.11 EXECUTION IN COUNTERPARTS

             To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.



                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

             IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Third Amended and Restated November 1998 Stockholders' Agreement, or have caused this Third Amended and Restated November 1998 Stockholders' Agreement to be duly executed and delivered on their behalf, as of the day and year first hereinabove set forth.


   McLEODUSA INCORPORATED


   By:  /s/ J. Lyle Patrick
        --------------------------------
        Name:  J. Lyle Patrick
        Title:  Group Vice President/CFO



   /s/ Clark E. McLeod                     /s/ Mary E. McLeod
   --------------------------------        ------------------------------
   Clark E. McLeod                         /s/ Mary E. McLeod



   ALLIANT ENERGY CORPORATION


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  Executive Vice President
                Business Development



   ALLIANT ENERGY FOUNDATION, INC.


   By:  /s/ Edward M. Gleason
        ---------------------------
        Name:  Edward M. Gleason
        Title:  Treasurer



   ALLIANT ENERGY INVESTMENTS, INC.


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  President, Alliant Energy Resources

   HEARTLAND PROPERTIES, INC.


   By:  /s/ Henry Wertheimer
        ---------------------------
        Name:  Henry Wertheimer
        Title:  Vice President/Treasurer



   LNT COMMUNICATIONS LLC

   By:  Alliant Energy Resources, Inc.,
          its sole member


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  President



        /s/ Richard A. Lumpkin                  /s/ Gail G. Lumpkin
        ---------------------------             -------------------------
        Richard A. Lumpkin                      Gail G. Lumpkin

     The two trusts created under the Mary Green         The two trusts created under the Richard
     Lumpkin Gallo Trust Agreement dated                 Adamson Lumpkin Grandchildren's Trust dated
     December 29, 1989, one for the benefit of           September 5, 1980, one for the benefit of
     each of:                                            each of:
        Benjamin Iverson Lumpkin                            Benjamin Iverson Lumpkin
        Elizabeth Arabella Lumpkin                          Elizabeth Arabella Lumpkin



     United States Trust Company                         United States Trust Company
     of New York, Trustee                                of New York, Trustee



     By:  /s/ Loraine B. Tsavaris                        By:  /s/ Loraine B. Tsavaris
          ---------------------------------                   ----------------------------------
          Name:  Loraine B. Tsavaris                          Name:  Loraine B. Tsavaris
          Title:  Managing Director                           Title:  Managing Director



     The trust established by Richard Adamson            The two 1990 Personal Income Trusts
     Lumpkin under the Trust Agreement dated             established by Richard A. Lumpkin, dated
     February 6, 1970, for the benefit of                April 20, 1990, one for the benefit of each
     Richard Anthony Lumpkin.                            of:
                                                            Benjamin Iverson Lumpkin
                                                            Elizabeth Arabella Lumpkin


     United States Trust Company                              /s/ David R. Hodgman
     of New York, Trustee                                ---------------------------------------
                                                         David R. Hodgman, Trustee


     By:  /s/ Loraine B. Tsavaris                             /s/ Steven L. Grissom
          ---------------------------------              ---------------------------------------
          Name:  Loraine B. Tsavaris                     Steven L. Grissom, Trustee
          Title:  Managing Director

   FOR PURPOSES OF SECTIONS 4, 5.6, 5.8(d), 5.11 AND THE FIRST SENTENCE OF SECTION 5.3 ONLY:

     Margaret Lumpkin Keon Trust                         Mary Lee Sparks Trust
     dated May 13, 1978                                  dated May 13, 1978


     /s/ Margaret Lumpkin Keon                           /s/ Mary Lee Sparks
     ---------------------------------                   -----------------------------
     Margaret Lumpkin Keon, as Trustee                   Mary Lee Sparks, as Trustee


                                                         /s/ Steven L. Grissom
                                                         -----------------------------
                                                         Steven L. Grissom, as Trustee

     /s/ Mary Lee Sparks
     ---------------------------------
     Mary Lee Sparks


     The ten trusts created under the                    The ten trusts created under the Richard
     Mary Green Lumpkin Gallo Trust                      Adamson Lumpkin Grandchildren's Trust
     Agreement dated December 29, 1989,                  dated September 5, 1980, one for the
     one for the benefit of each of:                     benefit of each of:

        Joseph John Keon III,                               Joseph John Keon III,
        Katherine Stoddert Keon,                            Katherine Stoddert Keon,
        Lisa Anne Keon,                                     Lisa Anne Keon,
        Margaret Lynley Keon,                               Margaret Lynley Keon,
        Pamela Keon Vitale,                                 Pamela Keon Vitale,
        Susan Tamara Keon DeWyngaert,                       Susan Tamara Keon DeWyngaert,
        Anne Romayne Sparks,                                Anne Romayne Sparks,
        Barbara Lee Sparks,                                 Barbara Lee Sparks,
        Christina Louise Sparks, and                        Christina Louise Sparks, and
        John Woodruff Sparks                                John Woodruff Sparks


     United States Trust Company                         United States Trust Company of
     of New York, Trustee                                New York, Trustee


     By:  /s/ Loraine B. Tsavaris                        By:  /s/ Loraine B. Tsavaris
          -------------------------                           ---------------------------
          Name:  Loraine B. Tsavaris                          Name:  Loraine B. Tsavaris
          Title:  Managing Director                           Title:  Managing Director






                                                             -20-





     The two trusts established by Richard               The ten 1990 Personal Income Trusts
     Adamson Lumpkin under the Trust Agreement           established by Margaret L. Keon and Mary
     dated February 6, 1970, one for the benefit         Lee Sparks, each dated April 20, 1990, one
     of each of:                                         for the benefit of each of:
        Margaret Anne Keon, and                             Joseph John Keon III,
        Mary Lee Sparks                                     Katherine Stoddert Keon,
                                                            Lisa Anne Keon,
                                                            Margaret Lynley Keon,
                                                            Pamela Keon Vitale,
                                                            Susan Tamara Keon DeWyngaert,
                                                            Anne Romayne Sparks,
                                                            Barbara Lee Sparks,
     United States Trust Company                            Christina Louise Sparks, and
     of New York, Trustee                                   John Woodruff Sparks


     By:  /s/ Loraine B. Tsavaris                        /s/ David R. Hodgman
          -------------------------                      ---------------------------------
          Name:  Loraine B. Tsavaris                     David R. Hodgman, Trustee
          Title:  Managing Director
                                                         /s/ Steven L. Grissom
                                                         ---------------------------------
                                                         Steven L. Grissom, Trustee





























                                                             -21-





                                 SCHEDULE I
                                 ----------


   Richard A. Lumpkin

   Gail G. Lumpkin

   United States Trust Company of New York, as Trustee of two trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

   United States Trust Company of New York, as Trustee of two trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

   United States Trust Company of New York, as Trustee of the trust established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, for the benefit of Richard Anthony Lumpkin.

   David R. Hodgman and Steven L. Grissom, as Trustees of two 1990 Personal Income Trusts established by Richard A. Lumpkin, each dated April 20, 1990, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.





                                 SCHEDULE II
                                 -----------





   Margaret Lumpkin Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978.

   Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978.

   Mary Lee Sparks

   United States Trust Company of New York, as Trustee of ten trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

   United States Trust Company of New York, as Trustee of ten trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

   United States Trust Company of New York, as Trustee of two trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Margaret Anne Keon and Mary Lee Sparks.

   David R. Hodgman and Steven L. Grissom, as Trustees of ten 1990 Personal Income Trusts established by Margaret L. Keon and Mary Lee Sparks, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.






                         THIRD AMENDED AND RESTATED

                    JANUARY 1999 STOCKHOLDERS' AGREEMENT


             This Third Amended and Restated January 1999 Stockholders' Agreement (this "Agreement") is entered into as of March 10, 2000, by and among McLeodUSA Incorporated, a Delaware corporation (the "Company"); Alliant Energy Corporation, a Wisconsin corporation ("AEC"); Alliant Energy Investments, Inc., an Iowa corporation and indirect wholly owned subsidiary of AEC ("AEI"); Heartland Properties, Inc., a Wisconsin corporation and indirect wholly owned subsidiary of AEC ("Heartland"); LNT Communications LLC, an Iowa limited liability company and indirect wholly owned subsidiary of AEC ("LNT"); Alliant Energy Foundation, Inc., a Wisconsin corporation (non-profit) ("AEF" and together with AEC, AEI, Heartland and LNT, the "AEC Entities"); Clark E. McLeod ("McLeod"); Mary E. McLeod (together with McLeod, the "McLeods"); M/C Investors L.L.C., a Delaware limited liability company ("M/C Investors"); Media/Communications Partners III Limited Partnership, a Delaware limited partnership ("M/C Partners" and together with M/C Investors, the "M/C Stockholders"); Richard A. Lumpkin ("Lumpkin") and certain of the former shareholders of Consolidated Communications Inc. ("CCI") and certain permitted transferees of certain of the former CCI shareholders in each case who are listed in SCHEDULE I hereto (the "Principal CCI Shareholders"); and for purposes of Sections 4, 5.6, 5.8(d), 5.11 and the first sentence of Section 5.3 only, certain of the other former CCI shareholders and certain permitted transferees of certain of the other former CCI shareholders in each case who are listed in SCHEDULE II hereto (the "Other CCI Shareholders"). The AEC Entities, the McLeods, Lumpkin and the Principal CCI Shareholders are referred to herein collectively as the "Original Stockholders" and individually as an "Original Stockholder."

             WHEREAS, the Company, AEC, AEI, Heartland, AEF, the McLeods, the M/C Stockholders, Lumpkin, the Principal CCI Shareholders and the Other CCI Shareholders are parties to a Second Amended and Restated January 1999 Stockholders' Agreement, entered into as of December 17, 1999 (the "Second Amended and Restated January 1999 Stockholders' Agreement");

             WHEREAS, the Company, AEC, AEI, Heartland, AEF, the McLeods, the M/C Stockholders, Lumpkin and the Principal CCI Shareholders desire to add LNT as a party to this Agreement as a result of the transfer of certain shares of the Company's Class A common stock, par value $.01 per share (the "Class A Common Stock"), by an Affiliate (as defined in Section 2.2) of AEC to LNT;

             WHEREAS, the Other CCI Shareholders no longer desire to be parties to this Agreement and the Company, the M/C Stockholders and the Original Stockholders desire to terminate the Other CCI
   Shareholders as parties to this Agreement;





             WHEREAS, the Company, the Original Stockholders and the M/C Stockholders deem it to be in the best interests of the Company and its stockholders to provide for the continuity and stability of the business and policies of the Company on the terms and conditions hereinafter set forth;

             WHEREAS, concurrently with execution and delivery of this Agreement, the Company, the Original Stockholders and the Other CCI Shareholders are entering into an amendment and restatement of the Second Amended and Restated November 1998 Stockholders' Agreement, entered into as of December 17, 1999; and

             WHEREAS, the Company, the Original Stockholders and the M/C Stockholders desire to amend and restate the Second Amended and Restated January 1999 Stockholders' Agreement in its entirety with the terms and conditions hereinafter set forth;

             NOW, THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

   1.   [INTENTIONALLY DELETED]

   2.   VOTING AGREEMENT

        2.1  BOARD OF DIRECTORS

        For the period commencing on the Effective Date (as defined in Section 2.2) and ending on the Expiration Date (as defined in Section 2.2), each Original Stockholder and the M/C Stockholders, for so long as each such Original Stockholder and the M/C Stockholders beneficially and continuously owns at least two million five hundred thousand (2,500,000) shares of Class A Common Stock, subject to adjustment pursuant to Section 5.1, shall take or cause to be taken all such action within their respective power and authority as may be required:

             (g) to establish and maintain the authorized size of the Board of Directors of the Company (the "Board of Directors" or the "Board") at up to thirteen (13) directors;

             (h) to cause to be elected to the Board one (1) director designated by the AEC Entities, for so long as the AEC Entities collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1);

             (i) to cause Lumpkin to be elected to the Board, for so long as Lumpkin and the Principal CCI Shareholders collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to
                  Section 5.1);

             (j) to cause to be elected to the Board three (3) directors who are executive officers of the Company designated by McLeod, for so long as the McLeods collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1);

             (k) to cause to be elected to the Board one (1) director designated by the M/C Stockholders, for so long as the M/C Stockholders collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1);

             (l) to cause to be elected to the Board a director or directors nominated by the Board to replace a director or directors designated pursuant to paragraphs (b) through (e) above upon the earlier to occur of such designated director's or directors' resignation (and the acceptance of such resignation by the Board) and the expiration of such director's or directors' term as a result of any party or parties identified in paragraphs (b) through (e) above no longer collectively beneficially and continuously owning at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to
                  Section 5.1) at any time during the period commencing on the Effective Date and ending on the Expiration Date; it being understood that within three (3) business days following such time that the party or parties identified in paragraphs (b) through (e) above no longer collectively beneficially and continuously own at least two million five hundred thousand (2,500,000) shares of Class A Common Stock (subject to adjustment pursuant to Section 5.1) during such period, such party or parties shall use its or their respective best efforts to cause the director or directors designated by such party or parties to tender their immediate resignation to the Board which the Board may accept or reject; and

             (m) to cause to be elected to the Board, if and as nominated by the Board, up to seven (7) non-employee directors.

             For purposes of this Section 2.1, (i) the McLeods shall be deemed to be a single Original Stockholder of the Company, (ii) the

   M/C Stockholders shall be deemed to be a single stockholder of the Company, and the M/C Stockholders shall be deemed to own shares "continuously" as long as the shares of the M/C Stockholders are owned by the M/C Stockholders or an M/C Stockholder Permitted Transferee (as defined in Section 3.1), (iii) Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Original Stockholder of the Company, and the Principal CCI Shareholders shall be deemed to own shares "continuously" as long as the shares of the Principal CCI Shareholders are owned by the Principal CCI Shareholders or a CCI Permitted Transferee (as defined in the Third Amended and Restated November 1998 Stockholders' Agreement (as defined in Section 2.2)), and (iv) the AEC Entities shall be deemed to be a single Original Stockholder of the Company, and the AEC Entities shall be deemed to own shares "continuously" as long as the shares of the AEC Entities are owned by the AEC Entities or an AEC Permitted Transferee (as defined in the Third Amended and Restated November 1998 Stockholders' Agreement).

        2.2  DEFINITIONS

             For purposes of this Agreement, the following terms have the meanings indicated:

             (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             (b) A person shall be deemed the "beneficial owner" of and shall be deemed to "beneficially own" any securities:

                  (i) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, other rights, warrants or options, or otherwise;

                  (ii) which such person or any of such person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or

                  (iii) which are beneficially owned, directly or indirectly, by any other person (or any Affiliate or Associate thereof) with which such person or any of such person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

                  For purposes of the definition of "beneficial owner" and "beneficially own," the terms "agreement," "arrangement" and "understanding" shall not include this Agreement or the Third Amended and Restated November 1998 Stockholders' Agreement.

             (c)  "Effective Date" shall mean March 10, 2000.

             (d)  "Expiration Date" shall mean December 31, 2001.

             (e)  "Merger" shall mean the merger of Ovation
                  Communications, Inc. with and into Bravo Acquisition Corporation pursuant to the terms and conditions of the Merger Agreement.

             (f) "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of January 7, 1999, by and among the Company, Bravo Acquisition Corporation, Ovation
                  Communications, Inc. and certain of the stockholders of Ovation Communications, Inc.

             (g) "Stock Split" shall mean that certain two-for-one stock split in the form of a stock dividend paid on July 26, 1999 to stockholders of record on July 12, 1999 effected by the Company with respect to its Class A Common Stock.

             (h) "Third Amended and Restated November 1998 Stockholders' Agreement" shall mean the Third Amended and Restated November 1998 Stockholders' Agreement, entered into as of March 10, 2000 by and among the Company, the Original Stockholders and the Other CCI Shareholders.

   3.   TRANSFERS OF SECURITIES

        3.1  RESTRICTIONS ON TRANSFERS

             (a)  Except as otherwise provided in this Section 3.1 or
   Section 3.2, the M/C Stockholders hereby agree that until the Expiration Date, the M/C Stockholders will not offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of, directly or indirectly, ("Transfer"), any equity securities of the

   Company or any other securities convertible into or exercisable for such equity securities ("Securities") beneficially owned by such M/C Stockholders as a result of the Merger (including distributions of Securities with respect to such Securities and Securities acquired as a result of a stock split with respect to such Securities) without submitting a written request to, and receiving the prior written consent of, the Board of Directors; PROVIDED, HOWEVER, that the M/C Stockholders may transfer Securities to any beneficial owner or Affiliate of the M/C Stockholders, in each case provided that (i) such transfer is done in accordance with the transfer restrictions applicable to such Securities under federal and state securities laws and (ii) the transferee agrees to be bound by the terms hereof (as this Agreement may be amended or amended and restated from time to time) as an M/C Stockholder with respect to the shares being transferred pursuant to this Section (any such M/C Stockholder transferee pursuant to the foregoing proviso, an "M/C Stockholder Permitted Transferee"), and any such transfer shall not constitute a "Transfer" for purposes of this Agreement. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more transfers to one or more M/C Stockholder Permitted Transferees and then at any time directly or indirectly disposing of all or any portion of such party's interest in any such M/C Stockholder Permitted Transferee. In the event that the Board of Directors consents to any Transfer of Securities by a Principal Stockholder (for purposes of this Agreement, the term "Principal Stockholder" shall have the same meaning as ascribed to such term in the Third Amended and Restated November 1998 Stockholders' Agreement) pursuant to Section 3.1(a) of the Third Amended and Restated November 1998 Stockholders' Agreement upon the written request of such Principal Stockholder (the "Transferring Principal Stockholder") and except as otherwise provided in Section 3.1(b) and Section 3.2 of this Agreement, the M/C Stockholders shall, notwithstanding the provisions of this Section 3.1(a), have the right to Transfer a percentage of the total number of Securities beneficially owned by the M/C Stockholders equal to the percentage of the total number of Securities beneficially owned by the Transferring Principal Stockholder that the Board of Directors has consented may be Transferred by such Transferring Principal Stockholder. In the event the Board of Directors consents to any Transfer of Securities by the M/C Stockholders pursuant to this Section 3.1(a) upon the written request of the M/C Stockholders (the "Transferring M/C Stockholders"), and except as otherwise provided in Section 3.1(b) and Section 3.2 of the Third Amended and Restated November 1998 Stockholders' Agreement, each Principal Stockholder shall, notwithstanding the provisions of
   Section 3.1(a) of the Third Amended and Restated November 1998 Stockholders' Agreement, have the right to Transfer a percentage of the total number of Securities beneficially owned by such Principal Stockholder equal to the percentage of the total number of Securities beneficially owned by the Transferring M/C Stockholders that the Board of Directors has consented may be Transferred by such Transferring M/C Stockholders.

             (b) In addition to the provisions of Section 3.1(a), for the period commencing for the quarter ending March 31, 2000 and ending on the Expiration Date, the Board shall determine prior to the public release of the Company's consolidated financial results with respect to each such financial reporting quarter during such period, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate one hundred thousand (100,000) shares of Class A Common Stock per quarter, subject to adjustment pursuant to Section 5.1) that may be Transferred by the M/C Stockholders (the "Transfer Amount") during the period commencing on the third (3rd) business day and ending on the twenty-third (23rd) business day following such public release of the Company's quarterly or annual financial results or such other trading period designated or permitted by the Board with respect to the purchase and sale of its Securities (each such period, a "Transfer Period"). Notwithstanding the provisions of Section 3.1(a), the M/C Stockholders shall be entitled to Transfer during each Transfer Period, provided such Transfer is effected in accordance with all applicable federal and state securities laws, a number of shares of Class A Common Stock equal to the Transfer Amount, if any, for such Transfer Period. In no event shall any portion of a Transfer Amount that is not utilized by the M/C Stockholders during a Transfer Period be reallocated or otherwise credited to any subsequent Transfer Periods. Notwithstanding the foregoing provisions of this Section 3.1(b), to the extent that the Company permits the Principal Stockholders the opportunity to Transfer shares of Class A Common Stock pursuant to Section 3.1(b) of the Third Amended and Restated November 1998 Stockholders' Agreement, the Company shall grant the M/C Stockholders the opportunity to Transfer on the same terms and conditions a number of shares of Class A Common Stock equal to the number of shares which each Principal Stockholder is entitled to Transfer pursuant to such Section 3.1(b), without considering those provisions of Section 3.1(b) of the Third Amended and Restated November 1998 Stockholders' Agreement relating to the reallocation of amounts among the Principal Stockholders. To the extent the Board determines a Transfer Amount with respect to the M/C Stockholders for any particular quarter pursuant to this Section 3.1(b), the Board shall determine an equal Transfer Amount for such quarter with respect to each Principal Stockholder pursuant to Section 3.1(b) of the Third Amended and Restated November 1998 Stockholders' Agreement.

             (c)  For the period commencing for the quarter ending
   March 31, 2000 and ending on the Expiration Date, the Company shall give the M/C Stockholders prompt written notice (in any event no later than fifty (50) days prior to the beginning of the applicable Transfer Period) of its determination of any Transfer Amount. Within seven (7) days of receipt of such notice, the M/C Stockholders shall provide written notice to the Company of the number of shares of Class A Common Stock that the M/C Stockholders desire to Transfer pursuant to
   Section 3.1(b).

             (d) For purposes of this Section 3.1, the M/C Stockholders shall be deemed to be a single stockholder of the Company, the McLeods shall be deemed to be a single Principal Stockholder of the Company, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder of the Company and the AEC Entities shall be deemed to be a single Principal Stockholder of the Company.

        3.2  REGISTRATION RIGHTS

             (a) In the event that the Board of Directors consents pursuant to Section 3.1(a) of the Third Amended and Restated November 1998 Stockholders' Agreement to a Principal Stockholder's request for a Transfer and in connection therewith, the Company agrees to register Securities with respect to such Transfer under the Securities Act of 1933, as amended (the "Securities Act"), the Company shall grant the M/C Stockholders the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register for Transfer under the Securities Act a percentage of the total number of Securities beneficially owned by the M/C Stockholders equal to the percentage of the total number of Securities beneficially owned by the Transferring Principal Stockholder that such Transferring Principal Stockholder is registering for Transfer under the Securities Act, on the same terms and conditions as the Transferring Principal Stockholder. In the event that the Board of Directors consents pursuant to Section 3.1(a) of this Agreement to the M/C Stockholders' request for a Transfer, and in connection therewith the Company agrees to register Securities with respect to such Transfer under the Securities Act, the Company shall grant each Principal Stockholder pursuant to Section 3.1(a) of the Third Amended and Restated November 1998 Stockholders' Agreement the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register for Transfer under the Securities Act a percentage of the total number of Securities beneficially owned by such Principal Stockholder equal to the percentage of the total number of Securities beneficially owned by the Transferring M/C Stockholders that such Transferring M/C Stockholders are registering under the Securities Act, on the same terms and conditions as the Transferring M/C Stockholders.

             (b)  To the extent that the Company grants pursuant to
   Section 3.1(b) of the Third Amended and Restated November 1998 Stockholders' Agreement a Principal Stockholder the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant the M/C Stockholders the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register an equal number of shares of Class A Common Stock for Transfer under the Securities Act on the same terms and conditions, without considering those provisions of Section 3.1(b) of the Third Amended and Restated November 1998 Stockholders' Agreement relating to the reallocation of amounts among the Principal Stockholders. To the extent that the Company grants pursuant to
   Section 3.1(b) of this Agreement the M/C Stockholders the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant each Principal Stockholder pursuant to Section 3.1(b) of the Third Amended and Restated November

   1998 Stockholders' Agreement the opportunity (subject to reduction in the event the registered Transfer is underwritten) to register an equal number of shares of Class A Common Stock for Transfer under the Securities Act on the same terms and conditions.

             (c) In the event the Company proposes to register any shares of Class A Common Stock under the Securities Act pursuant to an underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of the shares of Class A Common Stock of the M/C Stockholders), the Company, as determined by the Board of Directors, shall give written notice to the M/C Stockholders of its intention to effect such a registration.
   Following any such notice, the Board of Directors shall undertake to determine the aggregate number, if any, of shares of Class A Common Stock held by the M/C Stockholders (not to exceed in the aggregate on a per year basis a number of shares of Class A Common Stock equal to fifteen percent (15%) of the total number of shares of Class A Common Stock beneficially owned by the M/C Stockholders as of the Effective Time (as defined in the Merger Agreement) in connection with the consummation of the Merger, subject to appropriate and proportionate adjustment as a result of the Stock Split and subject to adjustment pursuant to Section 5.1) to be registered by the Company under the Securities Act (the "Registrable Amount") for Transfer by the M/C Stockholders in connection with such offering during such period. If the Board determines to register shares of Class A Common Stock held by the M/C Stockholders pursuant to this Section 3.2(c), the Company will promptly give written notice of such determination to the M/C Stockholders, and thereupon the Company will use commercially reasonable efforts to effect the registration of that portion of the Registrable Amount that the M/C Stockholders indicate a desire to register. All terms, conditions and rights with respect to such registration (including but not limited to any determination to reduce the Registrable Amount) shall be determined by the Board, provided that (i) the representations and warranties of the M/C Stockholders shall be customary taking into account, among other things, the nature of the offering and the M/C Stockholders' relationship with the Company, and (ii) the Company shall be responsible for all expenses with respect to such registration other than underwriting discounts and commissions allocable to the Class A Common Stock of the M/C Stockholders, which underwriting discounts and commissions shall be the responsibility of the M/C Stockholders. Notwithstanding the foregoing provisions of this Section 3.2(c), to the extent that the Company grants pursuant to Section 3.2(c) of the Third Amended and Restated November 1998 Stockholders' Agreement the Principal Stockholders the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant the M/C Stockholders the opportunity to register shares of Class A Common Stock on a substantially similar basis. To the extent that the Company grants pursuant to Section 3.2(c) of this Agreement the M/C Stockholders the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant each Principal Stockholder pursuant to Section 3.2(c) of the Third Amended and Restated November 1998 Stockholders' Agreement the opportunity to register shares of Class A Common Stock on a substantially similar basis.

             (d) In addition to the registration rights granted pursuant to Sections 3.2(a), (b) and (c), no more frequently than once during each of the calendar years ending December 31, 2000 and 2001 (each such year, an "Annual Period"), and upon either (i) the receipt of a written request of the M/C Stockholders or (ii) a determination by the Board of Directors, the Board shall undertake to determine the Registrable Amount, if any, for Transfer by the M/C Stockholders. If the Board determines to register shares of Class A Common Stock held by the M/C Stockholders pursuant to this Section 3.2(d), the Company will promptly give written notice of such determination to the M/C Stockholders, and thereupon the Company will use commercially reasonable efforts to effect the registration of that portion of the Registrable Amount that the M/C Stockholders indicate a desire to register. All terms, conditions and rights with respect to such registration (including but not limited to any determination to reduce the Registrable Amount) shall be determined by the Board, provided that (i) the representations and warranties of the M/C Stockholders shall be customary taking into account, among other things, the nature of the offering and the M/C Stockholders' relationship with the Company, and (ii) the Company shall be responsible for all expenses with respect to such registration other than underwriting discounts and commissions allocable to the Class A Common Stock of the M/C Stockholders, which underwriting discounts and commissions shall be the responsibility of the M/C Stockholders. Notwithstanding the foregoing provisions of this Section 3.2(d), to the extent that the Company grants pursuant to Section 3.2(d) of the Third Amended and Restated November 1998 Stockholders' Agreement the Principal Stockholders the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant the M/C Stockholders the opportunity to register shares of Class A Common Stock on a substantially similar basis. To the extent that the Company grants pursuant to Section 3.2(d) of this Agreement the M/C Stockholders the opportunity to register shares of Class A Common Stock for Transfer under the Securities Act, the Company shall grant each Principal Stockholder pursuant to Section 3.2(d) of the Third Amended and Restated November 1998 Stockholders' Agreement the opportunity to register shares of Class A Common Stock on a substantially similar basis.

             (e) For purposes of this Section 3.2, the M/C Stockholders shall be deemed to be a single stockholder of the Company, the McLeods shall be deemed to be a single Principal Stockholder of the Company, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Principal Stockholder of the Company and the AEC Entities shall be deemed to be a single Principal Stockholder of the Company.

             (f) Notwithstanding any other provision of this Agreement, to the extent the Company has undertaken to register Securities of the M/C Stockholders pursuant to this Section 3.2, the Company may subsequently determine not to register such Securities and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed with respect to the registration of such Securities; provided that to the extent the Principal Stockholders are also participating in such registration, the M/C Stockholders and the Principal Stockholders will be treated on a substantially similar basis with respect to any such determination not to register Securities or the withdrawal or abandonment of a registration statement previously filed as contemplated by this
   Section 3.2(f).

   4.   REPRESENTATIONS AND WARRANTIES

        4.1  REPRESENTATIONS AND WARRANTIES OF NON-INDIVIDUAL
             STOCKHOLDERS

             Each non-individual party to this Agreement hereby represents and warrants, as of the date of this Agreement, to the Company and to each other party as follows:

             4.1.1     AUTHORIZATION

             Such party has taken all action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.1.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such party pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such party, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.2  REPRESENTATIONS AND WARRANTIES OF INDIVIDUAL STOCKHOLDERS

             Each party to this Agreement who is an individual hereby represents and warrants, as of the date of this Agreement, to the Company and to each other party as follows:

             4.2.1     POWER AND AUTHORITY

             Such party has the legal capacity and all other power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.2.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by such party pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of such party, enforceable in accordance with its terms (with the aforesaid exceptions).

        4.3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

             The Company hereby represents and warrants, as of the date of this Agreement, to each party as follows:

             4.3.1     AUTHORIZATION

             The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

             4.3.2     BINDING OBLIGATION

             This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy; and each document and instrument to be executed by the Company pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of the Company, enforceable in accordance with its terms (with the aforesaid exceptions).

   5.   MISCELLANEOUS

        5.1  EFFECT OF CHANGES IN CAPITALIZATION

             All share amounts of the Company's capital stock referred to in this Agreement shall be appropriately and proportionally adjusted for any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company, occurring after the date of this Agreement.

        5.2  ADDITIONAL ACTIONS AND DOCUMENTS

             Each of the parties hereto hereby agrees to take or cause to be taken such further actions, to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement, whether before, at or after the Effective Date.

        5.3  ENTIRE AGREEMENT; AMENDMENT

             Other than the Third Amended and Restated November 1998 Stockholders' Agreement with respect to the parties thereto and as set forth therein, this Agreement constitutes the entire agreement among the parties hereto as of the date hereof with respect to the specific matters contemplated herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Company and by the party against whom enforcement of the amendment, modification or discharge is sought.
   Any amendment, modification or discharge of this Agreement to be enforced against the M/C Stockholders shall be valid and binding with respect to all M/C Stockholders if such amendment, modification or discharge is executed by those M/C Stockholders holding a majority of the shares of Class A Common Stock issued to the M/C Stockholders in the Merger (including distributions of Securities with respect to such Securities and Securities acquired as a result of a stock split with respect to such Securities).

        5.4  LIMITATION ON BENEFIT

             It is the explicit intention of the parties hereto that no person or entity other than the parties hereto is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties hereto, and the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties hereto or their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

        5.5  BINDING EFFECT; SPECIFIC PERFORMANCE

             This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns. No party shall assign this Agreement without the written consent of the other parties hereto; and such consent shall not be unreasonably withheld. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        5.6  GOVERNING LAW

             This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of Delaware (excluding the choice of law rules thereof).

        5.7  NOTICES

             All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy, facsimile transmission or telex, addressed as follows:

             (i)       If to the Company or to the McLeods:

                       McLeodUSA Incorporated
                       McLeodUSA Technology Park
                       6400 C Street, SW, P.O. Box 3177
                       Cedar Rapids, IA  52406-3177
                       Attention:  Randall Rings
                       Facsimile:  (319) 790-7901

             (ii)      If to the AEC Entities:

                       Alliant Energy Investments, Inc.
                       200 1st Street SE
                       Cedar Rapids, IA 52401
                       Attention:  James E. Hoffman
                       Facsimile:  (319) 398-4204

             (iii)     If to Lumpkin or any Principal CCI Shareholder:

                       P.O. Box 1234
                       Mattoon, IL  61938
                       Attention:  Richard A. Lumpkin
                       Facsimile:  (217) 234-9934
                       with a copy to:

                       Schiff Hardin & Waite
                       6600 Sears Tower
                       Chicago, IL  60606
                       Attention:  David R. Hodgman, Esq.
                       Facsimile:  (312) 258-5600

             (iv)      If to the M/C Stockholders:

                       c/o Media/Communications Partners III
                         Limited Partnership
                       75 State Street
                       Boston, MA  02109
                       Attention:  James F. Wade
                       Facsimile:  (617) 345-7201

                       with a copy to:

                       Edwards & Angell, LLP
                       101 Federal Street
                       Boston, MA  02110
                       Attention:  Stephen O. Meredith, Esq.
                       Facsimile:  (617) 439-4170

             Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be hand-delivered, mailed, transmitted, telecopied or telexed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

        5.8  TERMINATION

             (a) This Agreement shall terminate and be of no further force or effect as to an Original Stockholder (and not as to the Company and the M/C Stockholders) at such time as the Third Amended and Restated November 1998 Stockholders' Agreement shall terminate and be of no further force or effect with respect to such Original Stockholder.

             (b) If (i) during any Annual Period the Board of Directors has not provided the M/C Stockholders a reasonable opportunity to Transfer shares of Class A Common Stock pursuant to the registration of such shares under the Securities Act pursuant to Section 3.2 in an aggregate amount equal to not less than fifteen percent (15%) of the total number of shares of Class A Common Stock beneficially owned by the M/C Stockholders as of the Effective Time in connection with the consummation of the Merger, subject to appropriate and proportionate adjustment as a result of the Stock Split and subject to adjustment pursuant to Section 5.1 or (ii) the Third Amended and Restated November 1998 Stockholders' Agreement has been terminated by all parties thereto, then the M/C Stockholders may terminate this Agreement by providing written notice of termination to the Company and the Original Stockholders (x) in the case of clause (b)(i) above, no later than thirty (30) days following the end of such Annual Period and (y) in the case of clause (b)(ii) above, at any time following such termination, such that all rights and obligations hereunder shall cease, and this Agreement shall be of no further force or effect.

             (c) Unless otherwise previously terminated by the M/C Stockholders pursuant to Section 5.8(b), this Agreement shall terminate on the Expiration Date.

             (d) This Agreement is hereby terminated with respect to each of the Other CCI Shareholders, such that all rights and obligations hereunder shall cease, and this Agreement shall be of no further force or effect, with respect to each of the Other CCI
   Shareholders.

             (e) For purposes of this Section 5.8, the M/C Stockholders shall be deemed to be a single stockholder of the Company, the McLeods shall be deemed to be a single Original Stockholder of the Company, Lumpkin and all of the Principal CCI Shareholders shall be deemed to be a single Original Stockholder of the Company, and the AEC Entities shall be deemed to be a single Original Stockholder of the Company.

        5.9  PUBLICITY

             The M/C Stockholders will use their reasonable best efforts to consult with the Company prior to issuing any press release, making any filing with any governmental entity or national securities exchange or making any other public dissemination of information by the M/C Stockholders within which this Agreement or the contents hereof are referenced or described.

        5.10 APPOINTMENT OF REPRESENTATIVE

             (a) Each of the M/C Stockholders hereby appoints M/C Partners, with power of substitution, as its exclusive agent to act on its behalf with respect to any and all actions to be taken under or amendments or modifications to be made to this Agreement (the "M/C Representative"). The M/C Representative shall take, and the M/C Stockholders agree that the M/C Representative shall take, any and all actions which the M/C Representative believes are necessary or advisable under this Agreement for and on behalf of each of the M/C Stockholders, as fully as if each of the M/C Stockholders was acting on its own behalf, including, without limitation, dealing with the Company and the other parties hereto with respect to all matters arising under this Agreement, entering into any amendment or modification to this Agreement deemed advisable by the M/C Representative and taking any and all other actions specified in or contemplated by this Agreement. The Company and the other parties hereto shall have the right to rely upon all actions taken or not taken by the M/C Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the M/C Stockholders.

             (b) Each of the Principal CCI Shareholders hereby appoints Lumpkin, with power of substitution, as its exclusive agent to act on its behalf with respect to any and all actions to be taken under or amendments or modifications to be made to this Agreement (the "CCI Representative"). The CCI Representative shall take, and the Principal CCI Shareholders agree that the CCI Representative shall take, any and all actions which the CCI Representative believes are necessary or advisable under this Agreement for and on behalf of each of the Principal CCI Shareholders, as fully as if each of the Principal CCI Shareholders was acting on its own behalf, including, without limitation, dealing with the Company and the other parties hereto with respect to all matters arising under this Agreement, entering into any amendment or modification to this Agreement deemed advisable by the CCI Representative and taking any and all other actions specified in or contemplated by this Agreement. The Company and the other parties hereto shall have the right to rely upon all actions taken or not taken by the CCI Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the Principal CCI Shareholders.

        5.11 EXECUTION IN COUNTERPARTS

             To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.


                [Remainder of Page Intentionally Left Blank]

             IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Third Amended and Restated January 1999 Stockholders' Agreement, or have caused this Third Amended and Restated January 1999 Stockholders' Agreement to be duly executed and delivered on their behalf, as of the day and year first hereinabove set forth.


   McLEODUSA INCORPORATED


   By:  /s/ J. Lyle Patrick
        --------------------------------
        Name:  J. Lyle Patrick
        Title:  Group Vice President/CFO



   /s/ Clark E. McLeod                     /s/ Mary E. McLeod
   --------------------------------        ------------------------------
   Clark E. McLeod                         Mary E. McLeod



   M/C INVESTORS L.L.C.


   By:  /s/ Peter H.O. Claudy
        ---------------------------
        Name:  Peter H.O. Claudy
        Title:  Manager



   MEDIA/COMMUNICATIONS PARTNERS III
     LIMITED PARTNERSHIP

   By:  M/C III L.L.C., its General Partner


   By:  /s/ Peter H.O. Claudy
        ---------------------------
        Name:  Peter H.O. Claudy
        Title:  Manager

   ALLIANT ENERGY CORPORATION, INC.


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  Executive Vice President
                Business Development


   ALLIANT ENERGY FOUNDATION


   By:  /s/ Edward M. Gleason
        ---------------------------
        Name:  Edward M. Gleason
        Title:  Treasurer


   ALLIANT ENERGY INVESTMENTS, INC.


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  President, Alliant Energy Resources


   HEARTLAND PROPERTIES, INC.


   By:  /s/ Henry Wertheimer
        ---------------------------
        Name:  Henry Wertheimer
        Title:  Vice President/Treasurer


   LNT COMMUNICATIONS LLC

   By:  Alliant Energy Resources, Inc.,
          its sole member


   By:  /s/ James E. Hoffman
        ---------------------------
        Name:  James E. Hoffman
        Title:  President


        /s/ Richard A. Lumpkin                  /s/ Gail G. Lumpkin
   --------------------------------             -------------------------
        Richard A. Lumpkin                      Gail G. Lumpkin

   The two trusts created under the      The two trusts created under the
   Mary Green Lumpkin Gallo Trust        Richard Adamson Lumpkin
   Agreement dated December 29,          Grandchildren's Trust dated
   1989, one for the benefit of each     September 5, 1980, one for the
   of:                                   benefit of each of:
      Benjamin Iverson Lumpkin              Benjamin Iverson Lumpkin
      Elizabeth Arabella Lumpkin            Elizabeth Arabella Lumpkin



   United States Trust Company           United States Trust Company
   of New York, Trustee                  of New York, Trustee



   By:  /s/ Loraine B. Tsavaris          By:  /s/ Loraine B. Tsavaris
        ---------------------------           --------------------------
        Name:  Loraine B. Tsavaris            Name:  Loraine B. Tsavaris
        Title:  Managing Director             Title:  Managing Director



   The trust established by Richard      The two 1990 Personal Income
   Adamson Lumpkin under the Trust       Trusts established by Richard A.
   Agreement dated February 6, 1970,     Lumpkin, dated April 20, 1990,
   for the benefit of Richard            one for the benefit of each of:
   Anthony Lumpkin.                         Benjamin Iverson Lumpkin
                                            Elizabeth Arabella Lumpkin


   United States Trust Company                /s/ David R. Hodgman
   of New York, Trustee                  --------------------------------
                                         David R. Hodgman, Trustee


   By:  /s/ Loraine B. Tsavaris               /s/ Steven L. Grissom
        ----------------------------     -------------------------------
        Name:  Loraine B. Tsavaris       Steven L. Grissom, Trustee
        Title:  Managing Director

   FOR PURPOSES OF SECTIONS 4, 5.6, 5.8(d), 5.11 AND THE FIRST SENTENCE OF SECTION 5.3 ONLY:


   Margaret Lumpkin Keon Trust             Mary Lee Sparks Trust
   dated May 13, 1978                      dated May 13, 1978


   /s/ Margaret Lumpkin Keon               /s/ Mary Lee Sparks
   --------------------------------        ------------------------------
   Margaret Lumpkin Keon, as Trustee       Mary Lee Sparks, as Trustee


                                           /s/ Steven L. Grissom
                                           ------------------------------
                                           Steven L. Grissom, as Trustee


   /s/ Mary Lee Sparks
   --------------------------------
   Mary Lee Sparks


   The ten trusts created under the        By:  /s/ Loraine B. Tsavaris
   Mary Green Lumpkin Gallo Trust               -------------------------
   Agreement dated December 29, 1989,           Name:  Loraine B. Tsavaris
   one for the benefit of each of:              Title:  Managing Director
      Joseph John Keon III,
      Katherine Stoddert Keon,
      Lisa Anne Keon,
      Margaret Lynley Keon,
      Pamela Keon Vitale,
      Susan Tamara Keon DeWyngaert,
      Anne Romayne Sparks,
      Barbara Lee Sparks,
      Christina Louise Sparks, and
      John Woodruff Sparks


   United States Trust Company
   of New York, Trustee

   The ten trusts created under the Richard
   Adamson Lumpkin Grandchildren's Trust
   dated September 5, 1980, one for the
   benefit of each of:
      Joseph John Keon III,
      Katherine Stoddert Keon,
      Lisa Anne Keon,
      Margaret Lynley Keon,
      Pamela Keon Vitale,
      Susan Tamara Keon DeWyngaert,
      Anne Romayne Sparks,
      Barbara Lee Sparks,
      Christina Louise Sparks, and
      John Woodruff Sparks

   United States Trust Company of
   New York, Trustee


   By:  /s/ Loraine B. Tsavaris
        ---------------------------
        Name:  Loraine B. Tsavaris
        Title:  Managing Director

   The two trusts established by       The ten 1990 Personal Income
   Richard Adamson Lumpkin under       Trusts established by Margaret
   the Trust Agreement dated           L. Keon and Mary Lee Sparks,
   February 6, 1970, one for the       each dated April 20, 1990, one
   benefit of each of:                 for the benefit of each of:
      Margaret Anne Keon, and             Joseph John Keon III,
      Mary Lee Sparks                     Katherine Stoddert Keon,
                                          Lisa Anne Keon,
                                          Margaret Lynley Keon,
                                          Pamela Keon Vitale,
                                          Susan Tamara Keon DeWyngaert,
                                          Anne Romayne Sparks,
                                          Barbara Lee Sparks,
   United States Trust Company            Christina Louise Sparks, and
   of New York, Trustee                   John Woodruff Sparks


   By:  /s/ Loraine B. Tsavaris        /s/ David R. Hodgman
        -------------------------      --------------------------------
        Name:  Loraine B. Tsavaris     David R. Hodgman, Trustee
        Title:  Managing Director

                                       /s/ Steven L. Grissom
                                       --------------------------------
                                       Steven L. Grissom, Trustee

                                  SCHEDULE I
                                  ----------


   Richard A. Lumpkin

   Gail G. Lumpkin

   United States Trust Company of New York, as Trustee of two trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

   United States Trust Company of New York, as Trustee of two trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

   United States Trust Company of New York, as Trustee of the trust established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, for the benefit of Richard Anthony Lumpkin.

   David R. Hodgman and Steven L. Grissom, as Trustees of two 1990 Personal Income Trusts established by Richard A. Lumpkin, each dated April 20, 1990, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.





                                  SCHEDULE II
                                  -----------


   Margaret Lumpkin Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978.

   Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978.

   Mary Lee Sparks

   United States Trust Company of New York, as Trustee of ten trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

   United States Trust Company of New York, as Trustee of ten trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

   United States Trust Company of New York, as Trustee of two trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Margaret Anne Keon and Mary Lee Sparks.

   David R. Hodgman and Steven L. Grissom, as Trustees of ten 1990 Personal Income Trusts established by Margaret L. Keon and Mary Lee Sparks, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.